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05008801

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

Follow-Up Materials

REGISTRANT'S NAME Aeroflot Russian Int'l Airlines

*CURRENT ADDRESS


PROCESSED

**FORMER NAME JUN 10 2005

**NEW ADDRESS THOMSON FINANCIAL

FILE NO. 82- 4592 FISCAL YEAR 12-31-04

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dw

DAT : 6/10/05

ANNUAL REPORT OF JSC "AEROFLOT" FOR 2004

(in accordance with Russian Accounting Standards)

Aeroflot Russian Int'l Airlines

General Director's Address to Shareholders

Dear Shareholders!

The past year was critical for the world air transportation industry. In 2004 the number of passengers carried by airlines all over the world grew by 11% up to 1.8 billion people. According to IATA this has been the highest growth rate since 1992.

The Russian market of international air transportation has been developing very actively and dynamically and, therefore, the competition therein is going to become ever more intense. The high dynamics of the development is the reason of this market attractiveness. In 2004 the number of passengers carried, taking into account operations of foreign airlines, increased by 15.5% up to 39.8 million people. These figures are considerably higher than corresponding indicators abroad.

Foreign airlines that traditionally flew to our country have been consolidating their positions, new air carriers have been entering the market. The overall increase of foreign airlines' operations in Russia have gone up by 39% for the last two years.

What is our place in this process? What determines our strategy and tactics today?

Following all trends, being in the thick of things Aeroflot carries out flexible, variable policies with the view, basing on current market condition, to strengthen its positions in the world aviation industry, to derive maximum possible advantages for everybody whom the airline works for – shareholders, passengers and Russia.

Financial and operating results of the past year prove that the Company development vector has been chosen accurately, that the strategy of outpacing growth that was adopted by Aeroflot in the end of 2003 has been bringing real tangible yield. As a result, Aeroflot's share in the overall income of the branch was 31%, in the volume of the generated profits and taxes paid - 50% and 58% accordingly.

In 2004 the growth of passenger traffic of the airline was 12.8%. Strengthening its positions in the market Aeroflot has increased volumes of the traffic through engaging airlines flying under Aeroflot flag. In this regard the growth of passenger traffic accounted for 16%, thereby leading ahead the average industry growth of passenger traffic. In general, Aeroflot has carried 6 million 863 thousand passengers and 146.7 thousand tons of mail and cargo, has performed 21 billion passenger kilometers and 2.7 billion ton kilometers. The percent of enplaned traffic accounted for 58.2% exceeding previous year's level by 1.2%. Net profit for 2004 amounts to 6,330 million rubles ($219.9 million USD). Income growth accounted for 23.4% (+370.8 million USD), net profit growth – 71% (+ 91.62 million USD), capitalization growth accounted for 78.6% (+602 million USD). This is a commendable result!

However, accounting and business statements are incapable to reflect in full the dynamic, rich life that our Company lived through during last year. During 12 months of 2004 a lot of important events took place.

On May 24, 2004 the Agreement of Aeroflot's participation in SkyTeam Alliance was signed, and on September 24, 2004 the Agreement of Aeroflot's adherence to the Alliance was concluded. By the beginning of the next year the national air carrier of our country – "Aeroflot – Russian Airlines" - will have become the first native airline being a member of a global – and the most promising with that – aviation alliance! Following this the whole world indead will be in opened for our passengers since SkyTeam means 14,320 daily flights to 658 destinations in 137 countries! And we sall add to that Aeroflot rout network!

Concurrently, amidst the preparations for entering the SkyTeam, Aeroflot goes on expanding co-operation with airlines belonging to other alliances as we are confident that this is an indispensable prerequisite for improving Company's competitiveness. All in all, at the beginning of 2005 code sharing agreements were concluded with 21 foreign and domestic airlines. Joint exploitation of air routes is a target of work expansion attractive for passenger and profitable for the Company. In 2004, under the code sharing arrangements, 364.1 thousand passengers were carried, income of 47.7 million USD was gained.

In 2005 code sharing agreements are planned to be concluded with airlines – partners at the SkyTeam Alliance in the first turn – *Korean Air, Delta, KLM, Al Italia, China Southern,*

Another very important affair in the Aeroflot's life in 2004 was the completion of a significant phase of the project of restructuring Aeroflot's foreign made aircraft fleet. We obtained 18 A320 family aircraft and this means not only new aircraft, but new technologies, advanced experience, modern service, new brand, qualified personnel fond of and capable of operating modern machines and equipment. We gained invaluable experience of a successful implementation of a project so significant for the Company. Both aviation and financial communities highly appreciated our project of fleet restructuring. Investment attractiveness of the Company and, most important, passengers' devotion to it have been considerably improved.

A tender for delivery of regional aircraft has been carried out, the contract for the purchase of six Il-96-300 aircraft is about to be concluded. The delivery is termed for 2005-2006.

Still another important direction of the Company activity is the introduction of modern, advanced technologies. The most vivid example is the transition of Aeroflot to the Sabre system for tickets reservation and sale. The commercial effect is estimated at no less than 10 – 20 million USD per year. On the other hand the transition to this system is beneficial not only for the airline and its shareholders, but for Aeroflot's passengers too who will now be able to make reservations for air tickets, hotels, tourist services, taxi, to buy railway tickets and so on via Internet.

The introduction of electronic ticketing (so called e-ticketing) is an important part of Aeroflot's plans. The new technology has been adopted by leading foreign carriers, it allows to secure sizable savings and makes a competitive advantage for an airline that makes use of it considering the conveniences it provides to passengers. Implementation of this system and introduction of web-reservation are set as our priority for 2005.

The past year has been marked by another event the significance of which is impossible to overestimate: at last we have "Sheremetievo-3" project has been set moving. Construction of the new terminal is the key precondition not only for the development, but for Aeroflot existence. We are prepared to launch the construction and our success is assured by the fact that, along with Aeroflot and Moscow Airport Sheremetievo, such powerful organization as Sberbank and Vneshtorgbank are going to take part in the project.

We must make use to the full extent of the advantage that Aeroflot is the only Russian airline that has main-line routs network and capable to attract transit flows. We estimate our potential to capture 10% to 12% of the transit flow and this is 8 to 10 million passenger per year or 3 to 4 billion USD. It is something to fight for! And we are not in a position to wait till the end of 2007 and delude ourselves with the expectation: let's only build Sheremetievo-3, and then we shall push forward fast. We have been working to attract transit flows even now and in the most serious manner.

In 2004 the work about the adoption of a quality management system (QMS) based on international standard ISO 9001:2000 was going on. We deem QMS to be a cornerstone of an enterprise business management. Such a system being in place will guaranty profitable put out of competitive product. Today QMS is implemented in 9 departments of Aeroflot with the staff of 11 thousand employees.

Under the IATA requirements, by December 31, 2005 all IATA member airlines are to have undergone IOSA audit. ("Operational safety audit"). The same requirement has been put forward by Aeroflot's partners in the procedure of joining SkyTeam Alliance. The program is the internationally acknowledged and adopted system of audit designed for assessment of operational management and control systems of air transport operators. The IATA (IOSA) audit of operational safety at Aeroflot is planned for the VI quarter of 2005 and we have been preparing for it in a very serious manner.

As early as three years ago Aeroflot announced its aspiration to join the five european airlines best as for the level of service and consistently has been advancing towards this target. We have introduced an improved concept of service at a number of routes and intend to expand it onto other international and domestic flights.

In 2004 we completed the main part of re-branding project. Company mission and values were developed and approved. The words "Sincerely yours" addressed to our customers became the new Aeroflot's motto. It reflects Aeroflot's new corporate philosophy as a modern service providing company.

What expects us tomorrow?

During this year Company's main targets within the existing strategy are: implementation of the program of building our own terminal - Sheremetievo-3, radical improvement of the conditions of transit in the existing terminals of International Airport Sheremetievo, joining the international Alliance SkyTeam, transition to the more modern Sabre reservation system, optimization and expansion of the aircraft fleet.

In 2005 we are going to transport 7,952.5 thousand passengers attaining, as compared with 2004, the growth by 15.9% and 162.2 thousand tons of mail and cargo (increase by 12%). It is planned to bring income up to 67 billion rubles ($2,366 million USD) that is 21% increase as compared with the level to the previous year.

The bar is placed high, but we are sure that we can clear it for this time again. The guaranty of that is the efficient and well coordinated team named "Aeroflot", "the team of victory" comprised of high professionals and close associates. The Aeroflot collective has always been remarkable for its feeling of a peculiar devotion, patriotism in relation to its Company, highest level of professionalism and discipline, active creative attitude. It is mobilized to solve the most complicated tasks of strategic development; it is within its powers to overcome any, even the most difficult boundaries. I am grateful to all members of our large family for their self-denying work that brings Aeroflot flight ever higher and makes it more confident.

Yours sincerely, Valery Okulov.

Productive Results

International traffic	Units	2004	2003	%
Passengers carried	thousand persons	4 647.6	4 129.8	112.5
Achieved passenger turnover	million pkm	16 171.5	14 163.7	114.2
Maximum passenger turnover	million kkm	23 728.1	20 848.0	113.8
Passenger seat occupation	%	68.2	67.9	+0.3*
Regular traffic ratio **	%	98.2	97.9	+0.3*
Cargo and mail carried	thousand tons	124.9	95.7	130.5
Achieved cargo turnover	million tkm	757.1	530.3	142.8
Achieved tonne-kilometers	million tkm	2 212.5	1 805.0	122.6
Maximum tonne-kilometers	million tkm	3 869.4	3 258.8	118.7
Enplaned traffic	%	57.2	55.4	+1.8*
Domestic traffic				
Passengers carried	thousand persons	1 942.5	1 713.7	113.4
Achieved passenger turnover	million pkm	4 476.7	4 038.9	110.8
Maximum passenger turnover	million kkm	6 253.5	5 393.1	116.0
Passenger seat occupation	%	71.6	74.9	-3.3*
Regular traffic ratio **	%	99.9	99.9	0.0*
Cargo and mail carried	thousand tons	20.6	18.5	111.4
Achieved cargo turnover	million tkm	95.6	84.1	113.7
Achieved tonne-kilometers	million tkm	498.5	447.7	111.3
Maximum tonne-kilometers	million tkm	792.9	692.3	114.5
Enplaned traffic	%	62.9	64.7	-1.8*
Total				
Passengers carried	thousand persons	6 590.1	5 843.5	112.8
Achieved passenger turnover	million pkm	20 648.2	18 202.6	113.4
Maximum passenger turnover	million kkm	29 981.6	26 241.1	114.3
Passenger seat occupation	%	68.9	69.4	-0.5*
Regular traffic ratio **	%	98.5	98.3	+0.2*
Cargo and mail carried	thousand tons	145.5	114.2	127.4
Achieved cargo turnover	million tkm	852.7	614.4	138.8
Achieved tonne-kilometers	million tkm	2 711.0	2 252.7	120.3
Maximum tonne-kilometers	million tkm	4 662.3	3 951.1	118.0
Enplaned traffic	%	58.1	57.0	+1.1*
*- pct				
** - by achieved passenger turnover				

Productive activities of JSC "Aeroflot" for 2004

Passenger traffic

In 2004 the airline increased the number of passengers carried by 12,8%, passenger turnover - by 13,4%. These results were achieved owing to the increase of capacities offered for transportation, operation of new aircraft and equipment, better utilization of existing aircraft types. In 2004 serviceability of passenger type aircraft achieved 70%; daily average flight hours per one listed aircraft increased by 0.3 hour, per aircraft in working order – by 0.5 hour and were 7.3 and 10.6 hours accordingly.

International passenger traffic

The volume of passenger traffic on international air routes in 2004 was 4.6 persons, that is 12.5% higher against 2003 level. For that matter, international traffic accounts for over 70% of all passengers carried and over 78% of passenger turnover. The main volume of passenger turnover was fulfilled at regular flights.
With the increase of carriage capacities by 13.8% their utilization, i.e. occupation of passenger seats, grew up 0.3% and accounted for 68.2%.

Domestic passenger traffic

In 2004 at the domestic market 1.9 passengers were carried that is 13.4% more compared to the 2003 level. Passenger seats occupation factor was 71.6% and was down by 3.3% as compared with 2003 indicator due to the leading growth of carriage capacities (16.0%) aimed at expanding Aeroflot's share at the domestic market.
Passenger turnover on domestic air routs grew by 10.8%. Actually all volume of traffic was fulfilled by regular flights.

Cargo traffic

Cargo and mail carriage in 2004 grew by 27.4% and made 145.5 thousand tons.
Cargo turnover was 852.7 million tonne-kilometers and increased by 38,8% as compared with 2003.
The enplaned traffic reflecting the utilization of passenger and cargo carriage capacities as a whole increased from 57.0% up to 58.1%.
With regard to the use in 2004 of DC-10 aircraft (in place of Il-76 having lower airlift capacity) the cargo turnover by this aircraft type rose by 10.8% and accounted for 53.8% of the overall cargo turnover.

International cargo traffic

International cargo traffic accounts for 86% of all cargo carried and 89% of cargo turnover. All in all 124.9 thousand tons of cargo were carried that is 30,5% more as compared with 2003 level. It was made possible due to expansion of the DC-10 freighters fleet and more efficient use of passenger type aircraft cargo compartments. Total percentage of enplaned traffic of the airline at the international air routes increased in relation to 2003 level by 1.8% and accounted for 57.2%.

Domestic cargo traffic

Cargo transportation inside Russia was performed by passenger type aircraft. The volume of cargo traffic at the domestic market in 2004 grew by 11.4%, cargo turnover – by 13.7%. At the same time enplaned traffic factor showed a decrease from 64,7% down to 62,9% due to a considerable growth of carriage capacities in the Russian market (by 14,5%).

Financial Results

The operational activity of JSC "Aeroflot" resulted in 2004 in generated profit of 4,314.1 million rubles that grew in regards to 2003 level by 30.7%. Operating income was 56,377.2 million rubles that is by 16.2% over 2003 level; the operating costs grew in relation to 2003 level by 15.1% and were 52,063.1 million rubles.

The Company generated profit of 3,951.7 that is 94.3% over the 2003 level as a result of non-sales activity and other operations in 2004.

In 2004 profit before taxation grew by 50.4% and was 8,266.5 million rubles. Net profit went up by 59.1% and was 6,330.1 million rubles.

Measurement units: million rubles.

Indicators	2003	2004	Variance	
			+/-	%
Operating activities proceeds	48 527.4	56 377.2	7 849.8	16.2%
Operating activities costs	45 225.5	52 063.1	6 837.6	15.1%
Operating activities result	3 301.9	4 314.1	1 012.2	30.7%
Non-sales and other operations result	2 033.3	3 951.7	1 918.4	94.3%
Extraordinary income/ costs	161.5	0.7	-160.8	-99.6%
Profit before tax	5 496.7	8 266.5	2 769.7	50.4%
Deferred tax assets, Value added tax and other tax payments	1 518.7	1 936.4	417.7	27.5%
Net profit	3 978.0	6 330.1	2 352.1	59.1%

Operating activities proceeds

In 2004 the airline's proceeds from operating activities were derived by 75.8% from passenger air traffic, by 9.6% from cargo, by 0.2% from mail, by 11.6% from receipts on commercial agreements with foreign airlines for joint utilization of air routes, by 2.8% from other activities and totaled 56,377.2 million rubles.

Proceeds from passenger traffic

In 2004 proceeds from passenger traffic grew by 15.8% and reached 42,7454 million rubles.

Proceeds from traffic on international air lines generated 84.2% of the overall income and in 2004 amounted to 35,991.5 million rubles that is 13.1% over the 2003 level. The income growth is due both to the increase of passenger traffic by 12.5% and to the growth of profitability by 6.6%.

In 2004 proceeds from the traffic on domestic air lines grew by 32.4% and amounted to 6,753.9 million rubles or 15.8% of the total amount of income from passenger traffic. The income growth was also secured by both the increase of traffic volumes by 13.4% and the increase of its profitability by 13.5%.

Proceeds from cargo traffic

In 2004 proceeds from cargo traffic grew by 45.8% and amounted to 5,550.2 million rubles on the account of the proceeds from cargo transportation by freighter aircraft that went up by 1.9 times. The greater part of the proceeds – 93% - was generated from international operations. The growth of income was secured mainly by the growth of traffic volumes by 36.8%.

Proceeds from commercial agreements with foreign airlines and services to third-party organizations

Proceeds from commercial agreements with foreign airlines for joint utilization of air routes amounted to 6,545.3 million rubles that is 3.2% over 2003 level.

Proceeds from other operations include proceeds from providing ground support services and maintenance in airport, aircraft fueling services to third-party airlines, commissions form in-flight duty free sales and other services. In 2004 the proceeds from other operations amounted to 1,536.3 million rubles.

Operating activities proceeds

	2004 million rbl.	2003 million rbl.	+/-	%	2004 million equivalent USD
Proceeds from passenger transportation sales	42 745.4	36 915.4	5830.0	115.8	1 482.7
including: international traffic	35 991.5	31 812.9	4178.6	113.1	1 248.4
domestic traffic	6 753.9	5 102.5	1651.4	132.4	234.3
Proceeds from cargo and mail transportation sales	5 550.2	3 805.7	1744.5	145.8	192.9
Proceeds from commercial agreements with foreign airlines for joint utilization of air routes	6 545.3	6 344.2	201.1	103.2	229.5
Proceeds from other operations	1 536.3	1 462.1	74.2	105.1	53.5
Total proceeds from operating activities	**56 377.2**	**48 527.4**	**7849.8**	**116.2**	**1 958.6**

Income rates for regular passenger flights in 2004 as against 2003 level were up to nearly all destinations (arounf Russia + 8.1%, CIS and Baltic states + 5.9%, Europe + 9.2%, Japan +3.8%, South East Asia + 1.8%, America + 8.4%, Africa + 9%). The drop in Middle and Near East countries by 2.9% of the average income rate was due to the increase of the share of passenger traffic to Antalia and Istanbul where the income rate is lower than average around the region.

Operating costs

Operating costs amounted to 52,063.1 million rubles, that is 1,808.7 units in USD equivalent. The share of costs paid in Russian rubles amounted to 51.0% (26,545.3 million rubles), in foreign currency – 49.0% (887.0 million USD equivalent units, or 25,517.8 million rubles equivalent). As compared with 2003 operating costs grew by 6,837.7 million rubles (+ 15.1 %) or by 328.7 million USD equivalent units (+ 22.2%).

Operating costs

		2003 million rubles	2004 million rubles	%	+/-	2004 million USD equivalent units
1	Aviation fuel	9 327.1	13 598.9	145.8%	4 271.8	471.9
2	Maintenance of aircraft fleet and aircraft engines (overhaul and current repairs, maintenance, insurance, leasing, aircraft and aircraft engines amortization and so on)	14 780.2	14 657.4	99.2%	-122.8	507.6

3	Maintenance of aircraft crews (salaries and wages with deductions, costs of training, medical service, uniform, etc.)	3 247.4	3 642.0	112.2%	394.6	46.6
4	In-flight passenger service, ground catering support, aeronavigation support.	9 280.3	10 970.5	118.2%	1 690.2	67.3
5	Management of product and services sales and promotion (advertising)	4 463.7	4 448.6	99.7%	-15.1	154.6
6	Other operating and indirect costs	4 126.8	4 745.7	115.0%	618.9	560.7
	Total operating costs	**45 225.5**	**52 063.1**	**115.1%**	**6 837.6**	**1 808.7**

Structure of operating costs in 2004 (2003) for main groups of costs in percentage


In-flight passenger service, ground catering support, aeronavigation support
21.1% (+0.6%)
Management of product and services sales and promotion (advertising)
8.5% (-1.4%)
Aircraft crew maintenance
7% (-0.2%)
Other operating and indirect costs
9.1% (0%
Aircraft an aircraft engines maintenance
28.2% (-4.5%)
Aviation fuel
26.1% (+5.5%)

The largest parts in the structure of operating costs belong to the costs of maintenance of aircraft and aircraft engines (28.2%), to the aviation fuel (26.1%), to the in-flight passenger service, to the ground catering and aeronavigation support (21.1%). Costs of aircraft and aircraft engines maintenance include costs of rent (leasing), overhaul and regular maintenance and costs connected with aircraft maintenance performed by the Company independently. In 2004 the share of the said costs as compared with 2003 decreased by 4.5% that is mainly connected with the completion of the process of restructuring of aircraft fleet of the airline the peak of which occurred in 2003.

In 2004 the operating costs structure was affected by the growth of prices for energy carriers, expansion of the transportation operations volume and the drop of the USD exchange rate to main hard currencies by more than 5%.

Variance in operating costs structure in 2004 in relation to 2003


4 271.8
-122.8
394.6
1 690.2
-15.1
618.9
million rubles
Aviation fuel
Aircraft and aircraft engines maintenance
Maintenance of flight and cabin crews
In-flight passenger service, ground support services, aeronaviagation support
Management of product and services sales and promotion (advertising)
Other operating and indirect costs

One of the main cost bearing accounts of the Company is the cost of aviation fuel specific weight of which in 2004 accounted for 26.1% of overall operating costs of the Company. As compared with 2003 Aeroflot's expenses for aviation kerosene went up by 45.8%. The main cause of such growth was worldwide soaring prices for energy carriers (+24.8%) and the actual increase in aviation kerosene consumption connected with the growth of operations volume (increase in flight hours by 20.5%).

Expenses for aircraft maintenance and passenger service in airports and in-flight went up in 2004 by 18.2% that was caused by both the growth of traffic volumes and the rise of official airport and air aeronavigation charges, higher costs of aviation security in airports of departure/destination due to the high terrorist risks all over the world.

In 2004 the airline's costs of maintenance of flight and cabin crews was also growing that was caused mainly by the changes in the system of payment wages and salaries aimed at creating labor productivities incentives of this employees category.

In 2004 within the rebrending program framework the Company carried out a wide-ranging image improving campaign that along with other measures was aimed at passengers perception of the new Aeroflot image. And though this campaign required considerable financial investments from the Company in general in 2004 through the changes policies and methods of work with agents it was possible to curb the costs connected with the management of sales and product promotion in the market at nearly the level of 2003.

The growth of operating and indirect costs by 15.5% was caused mainly by the growth of costs for maintenance of operational infrastructure of the Company connected with the rise of prices for energy carriers, raw and other materials, services of companies-monopolists. It is also connected with rise in cost of major world currencies in relation to USD.

Cost per unit (cents/tkm)


70.00
60.00
50.00
40.00
30.00
20.00
10.00
-
1999
2000
2001
2002
2003
2004

Non-sales and other operations

Proceeds from non-sales and other operations

Proceeds from non-sales and other operations in 2004 amounted to 8,775.0 million rubles that is 338.7 million rubles or by 4.0 % higher than in 2003.

JSC "Aeroflot" participation in other organizations in 2004 yielded only in dividends 131.2 million rubles that is lower compared to the result of 2003 due to allocation of a part of net profit of the affiliated companies to their development and improvement of the quality of their prouct and services.

In 2004 other operating proceeds amounted to 1,195.6 million rubles and increased, as compared with 2003, by 29.3% mainly due to the sale of "Pokrovskoe-Glebovo-Streshnevo" manor, sale of fore IL-76 aircraft and 36 aircraft engines.

The increase of other non-sales proceeds by 4.1% is caused mainly by the growth of past years profit revealed during the accounting year that is caused by the reimbursement of tax on users of highways.

Costs of non-sales and other operations

Total costs of non-sales and other operations in 2004 amounted to 4,823.3 million rubles that is 1,579.7 million rubles or by 24.7% lower as compared with 2003 level.

Interests payable amounted to 81.7 million rubles and went down as compared with actual amount paid in 2003 by 68.0 million rubles mainly due to the change of the structure of the credit portfolio (transition to credit lines) and to the reduction of the remaining primary debt in credit lines opened by the Sberbank of Russia.

The total of other operating costs on all accounts in 2004 amounted to 1,622.2 million rubles and remained nearly at the level of 2003. They include costs of operations with securities, sales of fixed assets and other property, tax amounts charged against financial results.

Other non-sales costs in 2004 amounted to 3,119.4 million rubles and went down by 32.8% as against 2003 where the loss suffered by JSC "Aeroflot" in favor of "Russo" company.

Extraordinary proceeds and costs

The receipt of extraordinary proceeds in the amount of 1.1 million rubles is due to insurance compensations.

Extraordinary expenses amounted to 0.4 million rubles.

Financial results from non-sales and other operations

Indicator description	2003 г.	2004 г.	%	+/-
	million rbls.	million rbls.		million rbls.
Proceeds from non-sales and other operations – total	**8 436.3**	**8775.0**	**104%**	**338.7**
Interests receivable	224. 5	69. 9	31.1%	-154.6
Income form participation in other companies	201 .4	131. 2	65.1%	-70.2
Other operating proceeds	924.6	1 195. 6	129.3%	271.0
Other non-sales proceeds	7 085.8	7 378.3	104.1%	292.5
Costs of non-sales and other operations – total	**6 403.0**	**4 823.3**	**75.3%**	**-1 579.7**
Interests payable	149.7	81.7	54.6%	-68.0
Other operating costs	1 608. 3	1 622.2	100.9%	13.9
Other non-sales costs	4 645.0	3 119. 4	67.2%	-1 525.6
Profit (loss) from non-sales and other operations	**2 033. 3**	**3 951. 7**	**194.3%**	**1 918.4**
IV. Extraordinary income and costs				
Extraordinary income	193.1	1.1	0.6%	-192.0
Extraordinary costs	31.6	0.4	1.2%	-31.2

Borrowings

In 2004, in spite of the growth of base rates LIBORB, Aeroflot managed to optimize its costs for servicing the portfolio of borrowed funds owing to a considerable reduction of the average cost of obtaining. Thus, total amount of payments in 2004 was $2.8 million USD (in 2003 - $9.5 million).

As a result of sufficiency of the circulation assets the Company effected an early repayment of the syndicated loan for the total amount of $60 million USD, arranged in 2003 by Donaw Bank, Citigroup and Vneshtorgbank and an early repayment of revolving revocable credit lines provided by other crediting banks for the total amount of $45 million. In addition, in August 2004 Aeroflot effected a single payment of insurance premium on a yearly basis in the amount of $13.4 million without extra special purpose obtaining borrowings.

In December, 2004 a credit agreement was signed with the syndicate of banks comprising - ABN-AMRO, SocGen, WestLB and Calyon for providing to the Company a credit in the amount of $150 million USD for 3 year term at the rate of 2.25%. The credit is granted under the security of revenue generated for air tickets sales abroad via IATA international clearing system. The main part of the obtained syndicated credit will be allocated by Aeroflot to financing of the construction of the new Sheremetievo-3 terminal.

Borrowings

	Reminders as at 01.01.04	Received during the period	Repaid during the period	Reminder as at 01.01.05
Credits in rubles (million rubles)	0	0	0	0

Credits in hard currencies(million USD)	71.5	163.0	189.5	45.0
Debentures (million rubles)	0	0	0	0
Bills of exchange (million rubles)	0	0	0	0
Total borrowings (million USD)	71.5	163.0	189.5	45.0

Capital investments

Capital investments of JSC "Aeroflot" are made in accordance with the airline's Concept of strategic development approved by the Board of Directors on March 15, 2000 and are to cover the following major areas:

- Reproduction of the Company activity and recovery of retiring production capacities, and reconstruction of the current but aging buildings of airlines;
- Expansion of production by increasing production capacities and/or application of modern technologies, modernization of existing fixed assets and implementation of new projects of capital development.

In 2004 capital investments rose in caparison with 2003 and amounted to 1,290.9 million rubles.

In 2004 the largest specific weight in the total volume of the capital investments fell to the construction of buildings and facilities – 25.5%, acquisition of aircraft and aircraft engines – 21.1% and computer hardware – 7.7% and transportation means – 6.4%.

Main items of other capital investments were used to increase long-term financial investments by means of contributing into charter capital of OOO "Inter-Terminal" and ZAO "Aeroflot-Nord" and to purchase the full flight simulator of A320 aircraft.

The main portion of capital construction funds was allocated to the construction of airport terminal complex "Sheremeitevo-3" hangar № 1 in the area of airport Sheremetievo, to reconstruction of production facilities and asphaltic surfaces on the Aeroflot Procurement Operations Department territory. Also, some funds were invested into the construction of the JSC Aeroflot new office complex.

Next large item of capital allocations is the modernization of aircraft and aircraft engines. According to the resolution adopted by the Board of Directors three new Tu-154M aircraft and engines for them were purchased.

Capital investments into the development of corporate IT's were spent to purchase and modernize computer hardware and office equipment.

Among other items the largest are: purchase of transportation means (special purpose vehicles, service vehicles, development and replenishment of repair and maintenance facilities); purchase of uniforms, working clothing, non-expendable in-flight and buffet and kitchen ware and utensils.

Capital investments (million rubles)

	2004
Modernization of aircraft	53.8
Capital construction	329.8
Purchase and modernization of computer hardware	99.3
Acquisition of aircraft and aircraft engines	272.8
Other capital investments	535.2

Capital investments total	1 290.9

Statutory Auditor's Opinion
on Financial (Accounting) Statements

Addressee:

Shareholders of the Public Joint Stock Company "Aeroflot – Russian Airlines".

Statutory Auditor

Name: Private Company "HLB Vneshaudit"

Place of residence: 123610, Moscow, Krasnopresnenskaya nabereznaya, 12, porch 3, office 701 (tel. 258-1991, fax 967-0497)

State registration: registered by Moscow Registration Chamber on February 17, 1992, certificate № 470.740. Entered into the Common State Registry of Legal Entities on January 14 under main state registration number 1027739314448

License № E 000548 of June 25, 2002 issued by the Ministry of Finance of the Russian Federation, valid fro 5 years

Member of a non-commercial Organization "Union of Professional Auditor Organizations" (SPAO) and member of a non-commercial partnership "Institute of Professional Auditors" (IPAR), certificate №30

The Entity under Audit

Name: Public Joint Stock Company "Aeroflot – Russian Airlines"

Place of residence: 125167, Moscow, Leningradsky prospekt, 37, bldg. 9

State registration: Registered by the State organization Moscow Registration Chamber on June 21, 1994, certificate № 032.175. Entered into Common State Register of Legal Entities on August 2, 2002 under main State registration number 1027700092661.

We have conducted auditing of the attached financial (accounting) statements of the Public Joint Stock Company "Aeroflot – Russian Airlines" over the period from January 1 till December 31, 2004 inclusive. Financial (accounting) statements of the Public Joint Stock Company "Aeroflot – Russian Airlines" consists of:

Accounting balance Sheet;

Profit and Loss Account;

Attachments to the accounting balance sheet and Profit and Loss Account;

Explanatory Note.

The preparation and submission of these financial (accounting) statements is the responsibility of the executive body of the Public Joint Stock Company "Aeroflot – Russian Airlines". Our responsibility is to express an opinion on the reliability in all material respects of the said statements and their compliance of the order of the conduct of the bookkeeping with the legislation of the Russian Federation based on our audit.

We have conducted the audit in accordance with:

The Federal Law "On Auditing Activities" of August 7, 2001 № 119-ФЗ.

Federal Regulations (Standards) on auditing activities;

Rules (standards) of the Auditor's auditing activities;

Regulations of the state agency responsible for regulation of activities of the company being audited.

The audit was planned and performed in such a way as to obtain reasonable assurance weather the financial (accounting) statements are free of material misstatement. The audit was conducted on a test basis and included:

examining on a test basis evidence supporting the amounts and disclosures in the financial (accounting) statements of information on financial and business activities of the company under audit;

assessing the form of compliance with the accounting principals and rules used in preparation of financial (accounting) statements;

assessing significant estimates made by management of the company being audited in preparation of financial (accounting) statements;

assessing the overall financial (accounting) statements presentation.

We believe that the performed audit provides sufficient basis to express an opinion on reliability of the financial (accounting) statements in all material respect and compliance of the accounting practices to the legislation of the Russian Federation.

In our opinion the financial (accounting) statements of the Public Joint Stock Company "Aeroflot – Russian Airlines" with the balance value of 24 295 701 thousand rubles present fairly, in all material respects, the Company's financial position as at December 31, 2004, inclusive, and the results of its financial and business operations during the period from January 1 till December 31, 2004, inclusive, in accordance with the requirements of the Russian Federation legislation regulating preparation of financial (accounting) statements.

Date of the audit conclusion – the 30th of March, 2005

General Director L.M. Mitrofanov

Director of the audit
(Qualification certificate issued by the RF Ministry of Finance
№ K017612 of June 25 , 1998 (permanent)
for auditing activities in the area of general auditing) M.A. Simanin

Aggregated Profit and Loss Account of "Aeroflot" for 2004

(million rubles)

Indicators	2003	2004
Income		
Proceeds from primary activities	**48 527**	**56 377**
Including:		
Sales of passenger transportation	36 915	42 745
Sales of cargo transportation	3 641	5 414
Sales of mail transporation	165	136
Other sales	7 806	8 082
Other proceeds		
Interests receivable	225	70
Income from participation in other companies	201	131
Other operations revenue	925	1 196
Non-sales proceeds	7 086	7 378
Extraordinary proceeds	193	1
Costs		
Prime cost of sold works, services	39 783	46 496
Commercial costs	3 516	3 405
Administrative expenses	1 927	2 163
Interest payable	150	82
Other operating expenses	1 608	1 622
Non-sales expenses	4 645	3 119
Extraordinary expenses	32	–
Net profit of the accounting period	**3 978**	**6 330**

Aggregated Balance Sheet
as at December 31, 2004 (million rubles)

№	Indicator description	Year beginning	Year end
	Актив		
1	Intangible assets	62	58
2	Fixed assets	3 434	3 735
3	Construction in progress	1 129	1 291
4	Long-term financial investments	2 315	2 296
5	Stocks	2 626	2 999
6	Accounts receivable	9 028	11 771
7	Short-term financial investments	7	302
8	Money funds	1 401	1 435
9	Other assets	353	409
	Balance	20 355	24 296
	Liabilities		
1	Charter capital	1 111	1 111
2	Additional capital	3 705	3 492
3	Reserve capital	278	278
4	Undistributed profit (uncovered loss) of previous years	2 077	5 121
5	Undistributed profit (uncovered loss) of accounting years	3 978	6 330
6	Borrowings	2 109	1 251
7	Accounts payable	7 013	6 462
8	Other liabilities	84	251
	Balance	20 355	24 296

Notes and comments to the Balance Sheet
(as at December 31, 2004)

1. **Intangible assets - 58.3 million rubles.** This is the residual value of exclusive copyright for software and data bases, licenses and exclusive right of ownership for trade and service marks.

2. **Fixed assets - 3,734.6 million rubles.** This is initial value of aircraft, air engines and other fixed assets less accrued amortization.

3. **Construction in progress – 1,291.1 million rubles.** This is uncommitted items of fixed assets and intangible assets. The growth from January 1, 2004 by 162.4 million rubles or by 14.4% is due to the purchase of aircraft and aircraft engines, investments into the construction of buildings in the airport Sheremetievo area. During the accounting period the overall amount of capital investments was – 1,290.9 million rubles, advance payments for construction - 23.7 million rubles; it was committed for 1,147.0 million rubles: fixed assets – 1,069.0 million rubles, intangible assets – 7.3 million rubles, long-term financial investments – 70.1 million rubles.

4. **Long-term financial investments – 2,296.1 million rubles.** Reduction as compared with January 1, 2004 by 19.4 million rubles. The largest specific weight (56%) as at December 31, 2004 falls to the loan granted to ZAO "Sherotel". During 2004 the increase of capital investments was caused by revaluation of shares of "France Telekom" shares at the rate of French stock exchange, acquisition of property complex of FGUP "Airline "Arhangelskie

Vozdushye Linii" (ZAO "Aeroflot-Nord") and investments into charter capital of OOO "Inter-Terminal". Retirement of investments is connected with partial repayment of ZAO "Sherotel" loan.

5. **Stocks - 2,998.6 million rubles** including:

- ***raw materials and other similar values – 2,428.2 million rubles,*** an increase as compared with January 1, 2004 by 493.4 million rubles is caused by the growth of prices in procurement of stocks of F&L, spare parts for aircraft and aircraft engines of Russian origin;
- ***deferred expenses – 570.4 million rubles,*** reduction as compared with January 1, 2004 by 120.8 million rubles is caused by the reduction of expenses for aircraft insurance, writing-off expenses for information and consulting services, software.

6. **Accounts receivable – 11,771.2 million rubles.**

The largest specific weight in the accounts payable as at December 31, 2004 falls to:

- ***indebtedness of purchases and clients – 5,214.5 million rubles,*** the indebtedness went up as compared with January 1, 2004 by 143.7 million rubles owing mainly to the increase of settlements with agents for passenger and cargo sales in connection with the increase of sales volumes and increase of settlements with foreign airlines via Clearing House by 248.97 million rubles;
- ***indebtedness of the state budget for taxation and charges – 5,235.5 million rubles,*** increase by 2,742.2 million rubles;
- ***indebtedness on advance payments effected – 1,128.7 million rubles,*** reduction as compared with January 1, 2004 by 138.8 million rubles that is caused by the return of advance payment by AIRBUS company;
- ***other debtors -162.6 million rubles,*** the indebtedness went up as compared to January 1, 2004 by 39.3 million rubles owing to issuing the invoice to the lessor Aviation Financial Service for reimbursement of aircraft engines repairs.

7. **Short-term financial investments – 302.1 million rubles.** This is bills of exchange and other financial investments with the due dates less than 12 months. The investments went up by 294.9 million rubles owing mainly to the showing as a short-term investment of the financial time deposit in foreign currency made to OAO "Alpha-Bank".

8. **Money funds - 1,435.2 million rubles,** increased as compared with January 1, 2004 by 34 million rubles.

They are:

- remaining balance at cashiers – 13.1 million rubles,
- remaining balance at ruble accounts in credit institutions – 753.8 million rubles,
- remaining balance at hard currency accounts in credit institutions – 623.0 million rubles,
- other money funds – 45.3 million rubles.

9. **Other assets – 408.5 million rubles.** Other assets are mainly the amount of computed value added tax on received but not yet paid material values and services (401.5 million rubles).

10. **Charter capital - 1,110.6 million rubles** – no changes.

11. **Additional capital - 3,492.1 million rubles.** This is a surplus value of fixed assets resultant from revaluation, value of material values obtained free of charge and surplus value of material values resultant from their modernization in previous years. During the accounting

period the additional capital reduced by 212.9 million rubles as a result of fixed assets retirement that were previously subjected to upgrading revaluation.

12. **Reserve capital – 277.7 million rubles,** was formed in compliance with the resolution by the Board of Directors by the results of Company operation for 2002 pursuant to the articles of incorporation.

13. **Undistributed profit (outstanding loss) of previous years - 5,120.6 million rubles**. This is capitalized outlays at the expense of profits generated before 2004.

14. **Undistributed profit (outstanding loss) of the accounting year – 6,330.1 million rubles**. This is profit generated in 2004.

15. **Borrowings – 1,251.6 million rubles.** This is an outstanding reminder of borrowed funds (including interests for the use of borrowed funds) received in credit institutions. During the accounting period there was a reduction by 857.6 million rubles owing to the reduction of credit portfolio of the Company.

16. **Accounts payable – 6,462.2 million rubles.**
The structure of accounts payable are as follows:
- ***indebtedness to suppliers and contractors – 4,864.4 million rubles,*** the indebtedness went down as compared with January 1, 2004 by 420.7 million rubles owing to timely settlements with creditors;
- ***indebtedness to the Company employees – 225.3 million rubles,*** the indebtedness went up as compared with January 1, 2004 by 70,8 million rubles and is the current indebtedness on salary and wages charged for the second half of December of 2004 and actually paid in January of 2005;
- ***indebtedness to the state budget – 700.5 million rubles,*** the indebtedness went down as compared with January 1, 2004 by 86.0 million rubles;
- ***indebtedness to the state off-budget funds – 190.0 million rubles,*** the indebtedness went down by 48.5 million rubles;
- ***indebtedness for advance payments received – 167.2 million rubles,*** the indebtedness went down as compared with January 1, 2004 by 217.8 million rubles owing to the sale of "Pokrovskoe-Glebovo" manor ;
- ***Indebtedness to other creditors – 282.9 million rubles,*** the indebtedness went up as compared with January 1, 2004 by 236.2 million rubles;
- ***Indebtedness to partners (founders) in dividend payments - 31.9 million rubles,*** the indebtedness went up by 24.9 million rubles. This is a difference between allocated and actually paid dividends. The increase is connected with the growth of dividend size by the results of 2003.

17. Other liabilities – 250.9 million rubles, include:
- *Other long-term liabilities* – **240.9 million rubles,** this is indebtedness for restructured penalties and fines;
- *Deferred income* – **10.0 million rubles,** this is the depreciated cost of values obtained free of charge and the reminder of unused funds under the agreement for financing preventive measures.

(82-4592)

АЭРОФЛОТ
Российские авиалинии

ANNUAL GENERAL MEETING
OF SHAREHOLDERS OF JSC "AEROFLOT"

APPROVED by
the Board of Directors of JSC "Aeroflot"
Minutes № 14 of the 24th of February, 2005

LIST
of nominees to the Auditing Commission of JSC "Aeroflot"
to by elected by the Annual General Meeting of shareholders in 2005

1. Galimov Nikolay Anasovitch - Deputy Director, Department of the Ministry of Transport of Russia
2. Galkin Dmitry Yurievitch - Chief, Internal Audit Service of JSC "Aeroflot"
3. Goryatchev Vladimir Sergeevitch - Deputy Chief, Administration of Rosaviatsia
4. Dunaikina Zinaida Nikolaevna - Chief, Section of the Department of Operational Safety of JSC "Aeroflot"
5. Mironova Vera Grigorievna - Chief, Administration of Rosaviatsia
6. Talyzina Natalia Victorovna - Deputy Chief, Financial Department of OOO "National Reserve Corporation"
7. Tarasov Alexsey Evgenievitch - Chief, Legal Department of OOO "National Reserve Corporation"
8. Tkachenko Andrey Petrovitch - Deputy Chief, Administration of Rosimuschestvo

АЭРОФЛОТ
Российские авиалинии

(82-4592)

ANNUAL GENERAL MEETING OF JSC "AEROFLOT"

APPROVED by
the Board of Directors of JSC "Aeroflot"
Minutes № 14 of the 24th of February, 2005

LIST
of nominees to the Board of Directors of JSC "Aeroflot"
to be elected at the Annual General Meeting of shareholders in 2005

1. **Antonov Vladimir Nikolaevitch** - First Deputy General Director of JSC "Aeroflot"
2. **Butrin Mikhail Robertovitch** - Deputy General Director of OOO "National Reserve Corporation"
3. **Gorbatchik Tatiana Vladimirovna** - Director, Department of the Ministry of Transport of the Russian Federation
4. **Grechukhin Igor Nikolaevitch** - Director, Department of the Ministry of Economic Development and Trade of the Russian Federation
5. **Dushatin Leonid Alexseevitch** - First Deputy General Director, OOO "National Reserve Corporation"
6. **Ivanov Victor Petrovitch** - Assistant to the President of the Russian Federation
7. **Kopeikin Mikhail Yurievitch** - Deputy Chief of the Administration of the Government of the Russian Federation
8. **Levitin Igor Evgenievitch** - Minister of Transport of the Russian Federation
9. **Okulov Valery Mikhailovitch** - General Director of JSC "Aeroflot"
10. **Tikhonov Alexander Vasilievitch** - Director, Department of Structural Reformation of the RF Ministry of Transport
11. **Uvarov Alexsey Konstantinovitch** - Chief, Department of the Federal Agency of Federal Property Management
12. **Fedorov Alexsey Victorovitch** - officer of the Federal Security Service
13. **Finger Grigory Moiseevitch** - Executive Director of Moscow representative office of "NCH Advisors, Inc."
14. **Shablin Vladimir Nikolaevitch** - Senior Vice-President of AKB "National Reserve Bank"
15. **Shipil Nikolay Vladimirovitch** - Chief of the Federal Agency of Air Transport


АЭРОФЛОТ
Российские авиалинии

(82-4592)

APPROVED by
the Board of Directors of JSC "Aeroflot"
Minutes № 16 dated the 24th of March, 2005

List of information documents (materials) to be provided to the shareholders in preparation of the Annual General Meeting of Shareholders held on June 18, 2005 and the order of their delivery

In compliance with the requirements of the Federal Law on "Joint Stock Companies", JSC "Aeroflot" Charter, Rules on the General Meeting of JSC "Aeroflot" shareholders the following list of documents (materials) to be provided to the shareholders in preparation of the Annual General Meeting of Shareholders held on June 18, 2005 and the order of their delivery is hereby approved.

List of information documents

1. Federal Law "On Joint Stock Companies"
2. Articles of Incorporation of JSC "Aeroflot"
3. Rules of the Board of Directors of JSC "Aeroflot"
4. Rules of the Auditing Commission of JSC "Aeroflot"
5. Rules of the General Meeting of JSC "Aeroflot"
6. The order of advising the shareholders on convention of the Annual General Meeting of Shareholders
7. The order of the access to the information documents (materials) to be delivered to shareholders in preparation for the convention of the Annual General Meeting of Shareholders.
8. Announcement on convention of the Annual General Meeting of Shareholders.
9. Composition of the Board of Directors of JSC "Aeroflot"
10. Composition of the Auditing Commission of JSC "Aeroflot"
11. Agenda of the Annual General Meeting of Shareholders
12. Drafts of Agenda, the Order of Voting, Composition of Managing Bodies of the Annual General Meeting of Shareholders
13. Annual report of the JSC "Aeroflot" for 2004
14. Accounting balance for the year ended 31 December, 2004, Profit and Loss Account for 2004
15. The Board of Director's recommendations for the distribution of profits (including payment (declaration) of dividend) and loss of JSC "Aeroflot" for 2004 fiscal year
16. The Board of Director's recommendations for the amount of dividend on JSC "Aeroflot's" share for 2004 fiscal year, terms and form of their payment.
17. Opinion of the Auditing Commission on the results of the audit of financial and business activity of JSC "Aeroflot" for 2004.
18. Opinion of the Auditing Firm ZAO "HLB Vneshaudit" with regard to financial (accounting) statements of the Company for 2004.

19. List of nominees for election to the Board of Directors of the JSC "Aeroflot", biographical summaries of the nominees and information on the consent or disagreement of the nominees to be elected
20. List of nominees for election to the Auditing Commission of JSC "Aeroflot", biographical summaries of the nominees and information on the consent or disagreement of the nominees to be elected.
21. Board of Directors advice on the approval of the Statutory Auditor of JSC "Aeroflot" for 2005

The order of access to the information (materials)

To have the access to the above listed information documents (materials) information centers are to be set up to provide the access for shareholders and their authorized representatives to the above listed information documents (materials) during the period from May 27 till June 18, 2005 on working days from 10 a.m. till 5 p.m. (Fridays – till 3 p.m.).
Information centers addresses:
- 125167, Moscow, Leningradsky Prospect, 37, bldng 9, Department of Shared Property of JSC "Aaeroflot" (room 624).
- 103340, Moscow, airport "Sheremetievo – 1", bldng 6, Flight Personnel Training Center of JSC "Aeroflot" (room 107).

The participants of the Annual General Meeting of Shareholders the above listed information documents (except items 1 to 5) are issued at registration.

АЭРОФЛОТ
Российские авиалинии

(82-4592)

**GENERAL MEETING
OF SHAREHOLDERS OF JSC "AEROFLOT"**

Moscow **the 18th of June, 2005**

**RECOMMENDED BY
JSC "Aeroflot" Board of Directors
(Minutes № 17 of 28th of April, 2005)**

ORDER OF THE DAY

1.	**OPENING OF THE SHAREHOLDERS' GENERAL MEETING** Opening address by the Chairman of the Mr. Meeting Mr. Ivanov V.P.	**10.00 - 10.05**
2.	**INFORMATION ON THE QUORUM OF THE SHAREHOLDERS' GENERAL MEETING** Report by Returning Board of the Meeting	**10.05. - 10.10**
3.	***Issue № 1 of the Agenda* – APPROVAL OF THE ORDER OF THE DAY, VOTING ORDER, COMPOSITION OF MANAGING BODIES OF THE SHAREHOLDERS' GENERAL MEETING** Speaker: Chairman of the Board of Directors of JSC "Aeroflot", Mr. Ivanov V.P.	**10.10 - 10.15**
	DEBATES ON ISSUE № 1 OF THE AGENDA (Maximum 3 speakers by 2 minutes each)	**10.15 - 10.20**
	VOTING ISSUE № 1 OF THE AGENDA	**10.20 - 10.25**
4.	***Issue № 2 of the Agenda* – APPROVAL OF THE ANNUAL REPORT OF THE COMPANY FOR 2004** Speaker: General Director of JSC "Aeroflot", Mr. Okulov V.M.	**10.25 - 10.55**
	DEBATES ON ISSUE № 2 OF THE AGENDA (Maximum 5 speakers, 5 minutes each)	**10.55 - 11.20**
	VOTING ISSUE № 2 OF THE AGENDA	**11.20 - 11.25**
5.	***Issue № 3 in the Agenda* – APPROVAL OF THE ANNUAL ACCOUNTING STATEMENTS, INCLUDING PROFIT AND LOSS STATEMENT (PROFIT AND LOSS ACCOUNTS) FOR 2004 FISCAL YEAR** Speaker: Deputy General Director of JSC "Aeroflot" Mr.Poluboyarinov M.I. Co-speakers: Chairman of the Auditing Commission Mr. Gorbatchik T.V., representative of the Statutory Auditor of JSC "Aeroflot"	**11.25-12.10**
	DEBATES ON ISSUE № 3 OF THE AGENDA (Maximum 3 speakers, 3 minutes each)	**12.10 - 12.20**
	VOTING ISSUE № 3 OF THE AGENDA	**12.20 - 12.25**
6.	**BREAK**	**12.25 - 12.40**
7.	***Issue № 4 of the Agenda* – APPROVAL OF DISTRIBUTION OF PROFITS (INCLUDING PAYMENT (DECLARATION) OF DIVIDENDS) AND LOSS OF THE COMPANY FOR 2004 FISCAL YEAR** Speaker: Deputy General Director of JSC "Aeroflot", Mr. Poluboyarinov M.I.	**12.40- 12.45**
	DEBATES ON ISSUE № 4 OF THE AGENDA (Maximum 3 speakers, 3 minutes each)	**12.45 - 12.55**
	VOTING ISSUE № 4 OF THE AGENDA	**12.55 - 13.00**
8.	***Issue № 5 of the Agenda* – ON THE AMOUNT AND FORM OF DIVIDEND PAYMENT ON SHARES OF JSC "AEROFLOT" FOR 2004 FISCAL YEAR** Speaker: Deputy General Director of JSC "Aeroflot" Mr.Poluboyarinov M.I.	**13.00- 13.05**
	DEBATES ON ISSUE № 5 OF THE AGENDA	**13.05 - 13.10**

9.	*Issue № 6 of the Agenda* – **ELECTION OF MEMBERS OF THE BOARD OF DIRECTORS OF JSC "AEROFLOT"** Speaker: Chairman of the Board of Directors of JSC "Aeroflot" Mr. Ivanov V.P.	**13.15 - 13.20**
	DEBATES ON ISSUE № 6 OF THE AGENDA (Maximum 5 speakers, 3 minutes each)	**13.20 - 13.35**
	DEBATES ON ISSUE № 6 OF THE AGENDA (Maximum 5 speakers, 3 minutes each)	**13.35 - 13.40**
10.	*Issue № 7 of the Agenda* – **ELECTION OF MEMBERS OF THE AUDITING COMMISSION OF JSC "AEROFLOT"** Speaker: Chairman of the Board of Directors of JSC "Aeroflot" Mr. Ivanov V.P.	**13.40 - 13.45**
	DEBATES ON ISSUE № 7 OF THE AGENDA (Maximum 3 speakers, 2 minutes each)	**13.45 - 13.50**
	VOTING ISSUE № 7OF THE AGENDA	**13.50 - 13.55**
11.	*Issue № 8 of the Agenda* – **APPROVAL OF THE STATUTORY AUDITOR OF JSC "AEROFLOT"** Speaker: Chairman of the Board of Directors of JSC "Aeroflot" Mr. Ivanov V.P.	**13.55 - 14.00**
	DEBATES ON ISSUE № 8 OF THE AGENDA (Maximum 3 speakers, 2 minutes each)	**14.00 - 14.05**
	VOTING ISSUE № 8 OF THE AGENDA	**14.05 - 14.10**
12.	**BREAK**	**14.10 - 14.40**
13.	**DISCUSSIONS ON THE ORDER OF CONDUCT OF THE GENERAL MEETING, ANSWERS TO SHAREHOLDERS' INQUIRIES**	**14.40 - 14.50**
14.	**CLOSING SPEECH OF THE GENERAL DIRECTOR OF JSC "AEROFLOT"**	**14.50 - 14.55**
15.	**ANNOUNCEMENT OF THE VOTING RETURNS** Speaker: Chairman of the Returning Board	**14.55 - 15.05**

NOTE: duration of the Shareholder's Meeting may be cut down by way of reducing time for reviewing issues in the agenda.

(82-4592)

BIOGRAPHICAL SUMMARIES OF THE NOMINEES TO THE BOARD OF DIRECTORS OF THE JSC "AEROFLOT"

1. **ANTONOV VLADIMIR NIKOLAEVITCH** – First Deputy General Director of JSC "Aeroflot, Business Operations, Member of the Board of Directors. Born in 1953 in Moscow. Has higher education. In 1975 graduated from Moscow Institute of Railway Transport Engineers, specialty – "Electrification of railway transport". 1977-1995 service in Armed Forces. From 1995 – Deputy General Director of JSC "Aeroflot", economic and aviation security, later – Deputy General Director, aviation security; Deputy General Director, aviation and operational security.
2. **BUTRIN MIKHAIL ROBERTOVITCH** – Deputy General Director of OOO "National Reserve Corporation", Member of JSC "Aeroflot" Board of Directors. Born in 1967. Has Higher education. Graduated from Moscow Institute of National Economy named after G.V.Plekhanov with specialty "Industrial planning". Knows English. In 1998 worked in the postion of Director of Administrattion of Corporate Financing of ZAO "USiBi Capital", in 1999-2000 x – General Director of OOO "Consultations, Research, Restructuring", in 2000-2003 – Acting Director of Moscow representative office of "Chichester Trading Ltd." Company and in 2003-2004 – Vice-President of AKB "Natinal of the RF Ministry of Finance Reserve Bank".
3. **GORBATCHIK TATIANA VLADIMIROVNA** – Director, Department of the Ministry of Transport of the Russian Federation. Born in 1970 in Alma-Ata. Has higher education. In 1992 graduated from the Moscow Technology Institute of Light Industries with specialty «Economist». In 1993 worked in the position of 1st grade of the Department of Budget Monitoring of the RF Ministry of Finance. From 1993 till 2004 – held positions: Leading Expert, Senior Cashier, Chief Cashier, Deputy Chief of Department and Chief of Department of the Main Administration of the Federal Treasury of the RF Ministry of Finance.
4. **GRECHUKHIN IGOR NIKOLAEVITCH** – Director, Department of the Ministry of Economic Development and Trade of the Russian Federation. Born in 1964 in Volgograd. Has higher education. Graduated from Military Engineering Institute named after A.F.Mozaisky with specialty "ACS software", Financial Academy of the Government of the Russian Federation with the specialty "finances and credit" and Institute of Professional Evaluation of the said Academy with specialty "assessment" of company (business) value". From 1998 till 2000– Deputy Chairman of the Committee on Management of State Property of Krasnoyarsk District. From 2001 till 2004 – Deputy Chief, Department of the RF Ministry of Economy and Trade.
5. **DUSHATIN LEONID ALEXSEEVITCH** – First Deputy General Director, OOO "National Reserve Corporation", member of the JSC "Aeroflot" Board of Directors. Born in 1960. Has higher education. Graduated from the faculty "International Economic Relations" of Moscow Finance Institute with specialty "international currency and credit relations". Knows English and German. In 1996 – 2002 – Vice-President – Chief of Fuel and Energy Department, Deputy Chairman of the Executive Board of AKB "National Reserve Bank".
6. **IVANOV VICTOR PETROVITCH** – Assistant to the President of the Russian Federation, Chairman of the JSC "Aeroflot" Bord of Directors. Born in 1950 in Novgorod. Graduated from Leningrad Electro-technical Institute of Communications named after Professor M.A.Bonch-Bruevitch. After graduation

served in the Soviet Armed Forces, worked as an engineer in Research and Production Corporation "Vector" in Leningrad. From 1977 – served in the state security agencies starting from the position of the officer of investigation department, District Administration of USSR KGB for Leningrad District. In 1994-1988 – Chief of City Hall Administration of Saint Petersburg, in 1996-1998 – General Director of ZAO "Teleplus", in 1998-1999 – Chief of a Department of the Federal Security Service of Russia (FSS) and in 1999-2000 – Deputy Director – Chief of the Department of Economic Security of FSS of Russia. From 2000 till 2004 – Deputy Chief, Administration of the President of the Russian Federation.

7. **KOPEIKIN MIKHAIL YURIEVITCH** – Deputy Chief of the Administration of the Government of the Russian Federation, member of the JSC "Aeroflot" Board of Directors. Born 1954 in Moscow. Has higher education. Graduated from Moscow Institute of Management named after S.Orgonikidze. Doctor of Economic Sciences. Professor. In 1976-1989 worked in the State Institute for Designing Chemical Industry Plants and in 1989-1996 – in the State Planning Committee of the USSR (after its reorganization – in the Ministry of Economic Development and trade of the Russian Federation), later on – in the Ministry of Finance of the Russian Federation in upper management positions. In 1996-2003 – in the Administration of the Government of the Russian Federation at the position of the Chief of the Department of Economics and Property Management.
8. **LEVITIN IGOR EVGENIEVITCH** – Minister of Transport of the Russian Federation, member of the JSC "Aeroflot" Board of Directors. Born in 1952, Odessa District. Has higher education. Graduated from Military School of Railway Service and Military Communications, Military Academy of the Rear and Transport with the specialty "engineer of communications". From 1970 till 1996 served in Armed Forces. From 1996 till 2004 worked at ZAO "Severstaltrans" where from 1998 held the position of the Deputy General Director of the Company. Was a member of the Public Council under the Governmental Commission for the Reform of Railway Transport.
9. **OKULOV VALERY MIKHAILOVITCH** – General Director of JSC "Aeroflot", member of JSC "Aeroflot" Board of Directors. Born in 1952 in Kirov. In 1975 graduated from the Academy of Civil Aviation. Specialty is "operation of air transport". Worked as navigator of An-24, An-12, Tu-154 aircraft, navigator – instructor of Tu-154 aircraft of Sverdlovsk Joined Air Unit. From 1985 – in the Central Administration of International Air Communications (from 1992 JSC "Aeroflot") – worked in the positions of navigator of Tu-154, Il-86, An-124, Il-96 aircraft, leading navigator-tutor of the Flight Crew Training Center, first class specialist, incident less flight of more than 10000 flight hours. From July 1996 till May 1997 – First Deputy General Director, organization and management of operations of JSC "Aeroflot".
10. **TIKHONOV ALEXANDER VASILIEVITCH** – Director, Department of Structural Reformation of the RF Ministry of Transport. Born in 1957 in Tomsk. Has higher eduction. In 1981 graduated from Kiev Higher Navy Political School. Specialty – "military politics". In 1975-1977 served in the Soviet Armed Forces. In 1981-1992 held commanding positions at the Pacific Fleet. From 1992 till 1995 was investments consultant of Kamchatka shipyard association "Kansudo", Executive Director of insurance company "Kamchaka –ASKO", Financial Director of Kamchatka shipyard association "Kamsudo", Director of Kamchatka Regional Auction Center in Petropavlovsk-Kamchatskiy. In 1995-1998 worked as Specialist, Leading Specialist, Director of Directorate for Shared Capital and Securities of JSC "East Oil Company" in Tomsk, from 1998 till 200 – Deputy Department Chief of the RF Ministry of State Property, from 2000 till 2004 -

Deputy Department Chief, Department Chief of the said Ministry and later Chief of the Management of Property of Scientific and Social Sphere of the Federal Agency for Federal Property Management.

11. **UVAROV ALEXSEY KONSTANTINOVITCH** – Chief, Department of the Federal Agency of Federal Property Management, member of JSC "Aeroflot" Board of Directors. Born in 1975. Has higher education. Graduated from Moscow Institute of Chemical Machine Building with specialty "engineer of automation of technological processes", Academy of the Federal Taxation Police with specialty "finances and credit" and courses of professional postgraduate training of the Russian Academy of State Service with specialty "legal basis of sate administration". From 2000 till 2004 worked in the RF Ministry of Property Relations as chief specialist of the Administration of Industrial and Construction Industry Property, Chief of the Department of Property of Defense Industrial Complex and Deputy Chief of Property Management of Iductry and Construction Industry.
12. **FEDOROV ALEXSEY VICTOROVITCH** – officer of the Federal Security Service, member of JSC "Aeroflot" Board of Directors. Born in 1952 in Moscow. Has a higher education. In 1980 graduated from Moscow Institute of Transport Engineers with specialty "engineer – mechanic". From 1985 works in state security agencies.
13. **FINGER GRIGORY MOISEEVITCH** – Executive Director of Moscow representative office of «NCH Advisors, Inc.». Born in 1966. Has higher education: engineering and finances.
14. **SHABLIN VLADIMIR NIKOLAEVITCH** – Senior Vice-President of AKB "National Reserve Bank", member of JSC "Aeroflot" Board of Directors. Born in 1951. Has higher education. Graduated from Leningrad Higher Engineering Marine School with specialty "engineer – marine navigator" and Finance Academy of the Government of the Russian Federation with specialty of "banking business". Worked as Captain Mate on vessels on international routes, senior expert of joint stock office V/O "Sovfreight", Representative of the Ministry of Marin Fleet in Australia, Egypt and UAE, Deputy Managing Director of "Unicom Management ser-Viseas".
15. **SHIPIL NIKOLAY VLADIMIROVITCH** – Chief of the Federal Agency of Air Transport, member of JSC "Aeroflot" Board of Directors. Born in 1955 in Kokchetav Region. Has higher education. Graduated from Finance and Economic Institute in 1980 and Academy of National Economy of the USSR Council of Ministers in 1991, training courses of foreign representatives of JSC "Aeroflot". From 1975 till 1978 worked as a dispatcher of the Department of the Central Agency of Air Communications. From 1978 till 1983 – Deputy Chief of transportation service, and from 1984 till 1985 – Deputy Chief of Personnel Management Department of Leningrad Civil Aviation Administration. From 1985 till 1989 – Assistant to the General Representative of Aeroflot in Switzerland. From 1989 till 1997 worked in the position of Deputy Chief of Transportation Service and from 1997 till 1999 – Deputy Chief of Flight and Technical Complex, Chief of Commercial Operations and Marketing Center of Aviation Company "Pulkovo". In 1999 – 2000 – Regional Representative of Aviation Company "Pulkovo" in the countries of Northern Europe and Baltic region in Copenhagen. From 2000 to 2004 – General Director of the State Transportation Company "Russia".

All persons included in the above list has consented to be nominated for election to the Board of Directors.

(82-4592)

BIOGRAPHICAL SUMMARIES OF NOMINEES TO THE AUDITING COMMISSION OF JSC "AEROFLOT"

1. **GALIMOV NIKOLAY ANASOVITCH** – Deputy Director, Department of Financies of the RF Ministry of Transport. Born in 1972 in Moscow. Has higher education. In 1994 graduated from Russian Economic Academy named after Plekhanov with specialty "financies and credit" and in 2000 from Academy of Labor and Social Relations with specialty "jurisprudence". Knows English. In 1998 – 2001 – Deputy Chief, later on Chief of of the Department of Methodology of the Department of Finance of the RF Ministry of Finance and in 2003 – 2004 – Chief of the Department of Methodology of the Taxation Administration of the RF Ministry of Taxation and Charges.
2. **GALKIN DMITRY YURIEVITCH** – Chief, Internal Auditing Service of JSC Aeroflot. Born in 1963 in Moscow. Has higher education. In 1986 graduated from Moscow Institute of Management named after S.Ordgenikidze with specialty "engineer economist for management on transport". In 1986-1988 served in the Armed Forces. From 1988 till 2002 worked in JSC "Aeroflot" as Economist, Leading Economist, Chief of the Department, Deputy Chief of Auditing SErvice.
3. **GORIATCHEV VLADIMIR SERGEEVITCH** – Chief of Department, Federal Agency of Air Transport Born in 1951 in Moscow. In 1975 graduated from Moscow Institute of Management named after S.Ordgenikidze with specialty "economics and management in the air transport". In 1969 started as a field expeditor of Installations Works and later worked in the State R&D Institute of Civil Aviation a laboratory assistant, engineer, senior engineer, senior fellow scientist. In 1980 to 1992 – expert, senior expert, leading specialist of a the Subsection for Air Transport of Joint Section of Transport of the USSR Gosplan (from 1991 to 1992 – the USSR Ministry of Economics). From 1992 to 2000 – Deputy Chief of the Administration for Economicas and Reforms of the Federal Aviation Service of the Russian Federation, Deputy Director of the Federal Service of the Air Transport of Russia.
4. **DUNAIKINA ZINAIDA NIKOLAEVNA** – Chief of the Department of Operational Sefety of JSC Aeroflot. Born in 1954 in Moscow. Has higher education. In 1977 gtraduated from Moscow State Institute of International Relations. From 1989 till 1997 – Economist of the Central International Agency JSC Aeroflot.
5. **MIRONOVA VERA GRIGORIEVNA** – Chief of Finance and Economics of the Federal Agency of Air Transport. Born in 1950 in Lubertsy of Moscow District. Has higher education. Graduated from All-union Institute of Food Industry by correspondence with specialty "planning of economy". Knows English. In 1971 to 1976 – Chief Accountant of Myachkovsky United Aviation Unit, in 1977 to 1991– Senior Economist, Department Chief, Deputy Chief of the Main Administration of the Ministry of Transport of Russia, in 1992 to1993 – Deputy Chief of a section of the Department of Air Transport of the Ministry of Transport of Russia, in 1996 to 2000– Chief of the Financial and Taxation Policies of the Federal Service of Air Transport of Russia and in 2000 to 2004 – Deputy Chief of a Department of the Ministry of Transport of Rusia.

6. **TALYZINA NATALIA VICTOROVNA** – Deputy Chief of Financial Department of OOO "National Reserve Corporation". Born in 1965. Has higher education. Graduated from Moscow Historic and Archives Institute with specialty "organization of labor in state institutions". In 1992 to 1995 worked as Economist of the Department of Accounting Hard Currency Operations of AKB "Neftegazstroybank", in 1995 to 1998 – as Chief of the Department of Accounting of Hard Currency Operations of КБ "National Reserve Bank:" and in 1998 to 2004 – as Chief of the Department of Subsequent Control" of АКБ "National Reserve Bank".
7. **TARASOV ALEXSEY EVGENIEVITCH** – Chief of Legal Department of OOO "National Reserve Corporation". Born in Родился 1972. Has higher education. Graduated from the faculty of International Law of the Moscow State Institute of International Relations. Knows French and Spanish (fluently), English (speaking). In 1993 to 2000 worked a legal consultant, senior legal consultant, Deputy Chief of Legal Department, Chief of Legal Department of JSC "Konversbank". In 2000 to 2002– Chief of the Department of Reorganization of Business, Chief of the Management of Organization of Financing and Crediting of Investment Programs of AKB "INGOSSTRAH – Souz" and in 2002 to 2004 – Vice-President AKB "National Reserve Bank" – Councilor of the Chairman of the Bank on Legal Affairs.
8. **TKACHENKO ANDREY PETROVITCH** – Deputy Chief of the Administration of Rosimuschestvo. Born in 1971 in the city of Golovka of Donetsk Region of Ukraine. Has higher education. In 1998 graduated from Moscow Russian State University with specialty "organization and techniques of protection of information". Knows English and German. In 1994 to 1997 worked as Economist, Leading Economist, Deputy Manager of Affliation "NAkhimovsky of Commercial bank "Russian Credit", Moscow. From 1998 to 2003 – Councilor of the Department of Coordination of Operations of Territorial Subdivisions, Chief of the Department of State Property and Transport and Communications, Councilor of Organizational and Control Work of the Secretariat of the State Secretary – First Deputy Minister of the Ministry of State Property of the Russian Federation. From 2003 to 2004 - Chief of the Department of Analysis and Control of the Federal Agency on Management of Federal Property.

All persons included in the above list has consented to be nominated for election to the Board of Directors.


АЭРОФЛОТ
Российские авиалинии

APPROVED by
the Board of Directors of JSC "Aeroflot"
Minutes № 15 of the 11th of March, 2005

AGNEDA

of the Annual General Meeting of JSC "Aeroflot" in 2005

1. **Adoption of the Order of the day, Voting order, Composition of managing bodies of the Annual General Meeting of JSC "Aeroflot".**
2. **Approval of the Annual Report of the Company for 2004.**
3. **Approval of the annual accounting statements, including the profit and loss statement (profit and loss accounts) of the Company for 2004 fiscal year.**
4. **Distribution of profit (including payment (declaration) of dividend) and loss of JSC "Aeroflot for 2004 fiscal year.**
5. **On the amount, terms and form of payment of dividend on shares of JSC "Aeroflot" for 2004 fiscal year.**
6. **Election of the members of the Board of Directors of JSC "Aeroflot".**
7. **Election of the members of the Auditing Commission of JSC "Aeroflot".**
8. **Appointment of the Statutory Auditor of JSC "Aeroflot" for 2005.**


АЭРОФЛОТ
Российские авиалинии

ANNOUNCEMENT

of the convention of the Annual General Meeting of shareholders of JSC "Aeroflot"

Joint Stock Company "Aeroflot – Russian Airlines" (JSC "Aeroflot"), place of residence - 125167, Moscow, Leningradsky Prospect, 37, building 9, hereby announces the convention of the Annual General Meeting of its shareholders.
Form of convention of the Annual General Meeting of shareholders is personal attendance at the meeting.
Date and time of the Meeting– **the 18th of June, 2005, 10:00 a.m.**
Venue of the Meeting – 103340, Moscow, Airport "Sheremetievo-1», building 6, JSC "Aeroflot" Flight Crew Training Center (passage: bus № 851 from underground station "Rechnoy Vokzal", bus № 817 from underground station "Planernaya").
Date of the List of persons entitled to attend the Meeting is **the 30th day of April, 2005**.
Completed ballots on the agenda items may be delivered to the following **mailing address**:
125167 Moscow, Leningradsky Propect, 37, building 9, JSC "Aeroflot" (Department of Joint-stock Property).

In determining the quorum and summing up voting results on all items of the agenda shareholders' and their representatives' ballots are only taken into account provided they are received by the Company by mail before the 15th of June, 2005.

Agenda of the Annual General Meeting of shareholders:

1. Adoption of the Order of the day, the voting order, composition of managing bodies of the Annual General Meeting of JSC "Aeroflot".
2. Approval of the Annual Report of the Company for 2004.
3. Approval of the annual accounting statements, including the profit and loss statement (profit and loss accounts) of the Company for 2004 fiscal year.
4. Approval of distribution of profit (including payment (declaration) of dividend) and loss of JSC "Aeroflot for 2004 fiscal year.
5. On the amount, terms and form of payment of dividend on shares of JSC "Aeroflot" for 2004 fiscal year.
6. Election of the members of the Board of Directors of JSC "Aeroflot".
7. Election of the members of the Auditing Commission of JSC "Aeroflot".
8. Appointment of the Statutory Auditor of JSC "Aeroflot" for 2005.

The information (materials) to be made available to shareholders in the course of preparation to the General Meeting will be accessible for shareholders from the 27th of May till 18th of June, 2005 from 10 a.m. till 5 p.m on working days (on Friday till 3 p.m.) at the following locations:

1) Moscow, Leningradsky Prospekt, 37, building 9, room 624, JSC "Aeroflot" Department of Joint-stock Property;
2) Moscow, Airport Sheremetievo-1, building 6, JSC "Aeroflot" Flight Crew Training Center, room 107.

Registration of the participants of the Annual General Meeting of shareholders and issuance of invitation passes to the Meeting will take place at the above indicated venue of the General Meeting on the 16th of June, 2005 from 10 a.m. till 6 p.m. on the 17th of June, 2005 from 10 a.m. till 4 p.m., on the 18th of June, 2005 from 9 a.m. till the end of discussions on the last issue of the agenda of the Annual General Meeting that will have the quorum.

To register as a participant of the Meeting it is required to present an identification document (civil passport). The participants acting on behalf of shareholders whose powers are not registered with the Company Registrar will be required to present proxies processed in compliance with the requirements of items 4 and 5 of Article 185 of the Civil Code of the Russian Federation or notarized.

Representatives of legal persons are also required to present a document signed by the head manager and validated by the stamp certifying the representative powers to perform relevant actions on behalf of the legal person.

Further information can be obtained by phones **(095) 258-0684, 578-3680.**

JSC "Aeroflot" Board of Directors

(82-4592)

"Shareholder's full name"
"Mailing address"


АЭРОФЛОТ
Российские авиалинии

GENERAL MEETING OF SHAREHOLDERS
JOINT STOCK COMPANY
"AEROFLOT-RUSSIAN AIRLINES "

Building 9, 37 Leningradsky Prospekt, Moscow, 125167

Form of attendance – meeting
Venue of the Meeting: Building 6, Sheremetievo-1, Moscow, 103340
Date and time of the Meeting: the 18th of June, 2005 10-00

PARTICIPANT REGISTRATION NUMBER:

NUMBER OF VOTES:

BALLOT № 1 FOR VOTING ISSUE №1 OF THE AGENDA

The wording of the resolution for issue № 1 of the agenda: **"BE IT RESOLVED TO APPROVE THE ORDER OF THE DAY, VOTING ORDER, COMPOSITION OF MANAGING BODIES OF THE GENERAL MEETING OF SHAREHOLDERS"**

To vote the above said issue of the agenda, please, chose one of the below given options for voting and put any mark in corresponding box next to it. The voter has the right to chose only one of the options thus offered, except the voting according to instructions of persons who bought shares after the date the list of persons who has the right to take part in the annual General Meeting of shareholders was closed.

PRO	
AGAINST	
ABSTAIN	

This table is to be filled-in if after the date the list of persons who has the right to take part in th annual General Meeting of shareholders was closed a transfer of shares to one or sever acquirers was effected, except the following cases:

- **all shares have been transferred to one acquirer who has issued instructions fo voting by those shares;**
- **all shares have been transferred to several acquirers who have issued identic instructions for voting by those shares.**

Number of votes given for the voting option	**Tick one of the below boxes corresponding to the reasons given in the right column:**	**Reasons for voting:**
		the voting is done in accordance with the instructions of acquire (acquirer) of shares that were transferred after the date the list persons who has the right to take part in the annual General Meeting shareholders was closed
		the voting is done by proxy issued in relation to shares transferred aft the date the list of persons who has the right to take part in the annu General Meeting of shareholders was closed
		the voting is done by the remaining part of shares since the other pa was transferred after the date the list of persons who has the right take part in the annual General Meeting of shareholders was closed

Name (surname, first name, other names) of shareholder

Shareholder's (representative's) signature

(The ballot has the front and the reverse side)

ATTENTION!

The voting ballot blank must be signed by a shareholder or by a shareholder's representative. The voting at the annual General Meeting of shareholders is done by ballots that have been mailed to shareholders.

Shareholders (their representatives) can send filled-in and signed ballots to or personally deliver them at the address: JSC "Aeroflot", Building 9, 37 Leningradsky Prospekt, Moscow, 125167.

If the voting is done by proxy by way of mailing the ballot balnk to the above given address the proxy or its authenticated copy that authorizes the representative to vote must be enclosed to the ballot.

When determining the quorum and summing up the vote results the account is taken of the ballots that were received not later than two days prior the date of the General Meeting of shareholders – the 15th of June, 2005, inclusive.

In case you have transferred shares in your possession after the date the list of persons who has the right to take part in the annual General Meeting of shareholders was closed you are responsible to issue to each of the acquirers a proxy for voting specifying in it the number of shares that can be voted under the proxy issued or to vote at the General Meeting according to the instructions of the acquirers (acquirer) of those shares. The said rule is applied also in every case of shares transfer in future.

For that matter the following voting rules must be complied with:

1) if more than one voting options are marked in the ballot then the number of votes given for corresponding voting option and the mark that the voting is done according to the instructions of acquirers of shares transferred after the date the list of persons who has the right to take part in the annual General Meeting of shareholders was closed must be indicated in the fields for indication of votes number given for each voting option;
2) the voter who votes by proxy issued in relation to shares transferred after the date the list of persons who has the right to take part in the annual General Meeting of shareholders was closed must indicate in the field for indication of votes number opposite the chosen voting option the number of votes given for the preferred voting option and put a mark that the voting is done by proxy issued in relation to shares transferred after the date the list of persons who has the right to take part in the annual General Meeting of shareholders was closed;
3) if after the date the list of persons who has the right to take part in the annual General Meeting of shareholders was closed not all shares were transferred the voter must indicate in the field for indication of votes number opposite the chosen voting option the number of votes given for the preferred voting option and put a mark that a part of shares were transferred after the date the list of persons who has the right to take part in the annual General Meeting of shareholders was closed. If in relation to shares transferred after the date the list of persons who has the right to take part in the annual General Meeting of shareholders was closed instructions of the acquirers of those shares were received that are identical to the chosen voting option then such votes are summed up.


АЭРОФЛОТ
Российские авиалинии

GENERAL MEETING OF SHAREHOLDERS
JOINT STOCK COMPANY
"AEROFLOT-RUSSIAN AIRLINES "

Building 9, 37 Leningradsky Prospekt, Moscow, 125167

Form of attendance – meeting
Venue of the Meeting: Building 6, Sheremetievo-1, Moscow, 103340
Date and time of the Meeting: the 18th of June, 2005 10-00

PARTICIPANT REGISTRATION NUMBER:

NUMBER OF VOTES:

BALLOT № 2 FOR VOTING ISSUE № 2 OF THE AGENDA

The wording of the resolution for issue № 2 of the agenda: **"BE IT RESOLVED TO APPROVE THE ANNUAL REPORT OF THE COMPANY FOR 2004"**

To vote the above said issue of the agenda, please, chose one of the below given options for voting and put any mark in corresponding box next to it. The voter has the right to chose only one of the options thus offered, except the voting according to instructions of persons who bought shares after the date the list of persons who has the right to take part in the annual General Meeting of shareholders was closed.

PRO	
AGAINST	
ABSTAIN	

This table is to be filled-in if after the date the list of persons who has the right to take part in th annual General Meeting of shareholders was closed a transfer of shares to one or sever acquirers was effected, except the following cases:
- **all shares have been transferred to one acquirer who has issued instructions fo voting by those shares;**
- **all shares have been transferred to several acquirers who have issued identic instructions for voting by those shares.**

Number of votes given for the voting option	**Tick one of the below boxes corresponding to the reasons given in the right column:**	**Reasons for voting:**
		the voting is done in accordance with the instructions of acquire (acquirer) of shares that were transferred after the date the list persons who has the right to take part in the annual General Meeting shareholders was closed
		the voting is done by proxy issued in relation to shares transferred aft the date the list of persons who has the right to take part in the annu General Meeting of shareholders was closed
		the voting is done by the remaining part of shares since the other pa was transferred after the date the list of persons who has the right take part in the annual General Meeting of shareholders was closed

Name (surname, first name, other names) of shareholder

Shareholder's (representative's) signature

ATTENTION!
The voting ballot blank must be signed by a shareholder or by a shareholder's representative. The voting at the annual General Meeting of shareholders is done by ballots that have been mailed to shareholders.

Shareholders (their representatives) can send filled-in and signed ballots to or personally deliver them at the address: JSC "Aeroflot", Building 9, 37 Leningradsky Prospekt, Moscow, 125167.

If the voting is done by proxy by way of mailing the ballot balnk to the above given address the proxy or its authenticated copy that authorizes the representative to vote must be enclosed to the ballot.

When determining the quorum and summing up the vote results the account is taken of the ballots that were received not later than two days prior the date of the General Meeting of shareholders – the 15th of June, 2005, inclusive.

In case you have transferred shares in your possession after the date the list of persons who has the right to take part in the annual General Meeting of shareholders was closed you are responsible to issue to each of the acquirers a proxy for voting specifying in it the number of shares that can be voted under the proxy issued or to vote at the General Meeting according to the instructions of the acquirers (acquirer) of those shares. The said rule is applied also in every case of shares transfer in future.

For that matter the following voting rules must be complied with:

1) if more than one voting options are marked in the ballot then the number of votes given for corresponding voting option and the mark that the voting is done according to the instructions of acquirers of shares transferred after the date the list of persons who has the right to take part in the annual General Meeting of shareholders was closed must be indicated in the fields for indication of votes number given for each voting option;
2) the voter who votes by proxy issued in relation to shares transferred after the date the list of persons who has the right to take part in the annual General Meeting of shareholders was closed must indicate in the field for indication of votes number opposite the chosen voting option the number of votes given for the preferred voting option and put a mark that the voting is done by proxy issued in relation to shares transferred after the date the list of persons who has the right to take part in the annual General Meeting of shareholders was closed;
3) if after the date the list of persons who has the right to take part in the annual General Meeting of shareholders was closed not all shares were transferred the voter must indicate in the field for indication of votes number opposite the chosen voting option the number of votes given for the preferred voting option and put a mark that a part of shares were transferred after the date the list of persons who has the right to take part in the annual General Meeting of shareholders was closed. If in relation to shares transferred after the date the list of persons who has the right to take part in the annual General Meeting of shareholders was closed instructions of the acquirers of those shares were received that are identical to the chosen voting option then such votes are summed up.


АЭРОФЛОТ
Российские авиалинии

GENERAL MEETING OF SHAREHOLDERS
JOINT STOCKCOMPANY
"AEROFLOT-RUSSIAN AIRLINES "

Building 9, 37 Leningradsky Prospekt, Moscow, 125167

Form of attendance – meeting
Venue of the Meeting: Building 6, Sheremetievo-1, Moscow, 103340
Date and time of the Meeting: the 18th of June, 2005 10-00

PARTICIPANT REGISTRATION NUMBER:

NUMBER OF VOTES:

BALLOT № 3 FOR VOTING ISSUE № 3 OF THE AGENDA

The wording of the resolution for issue № 3 of the agenda: **"BE IT RESOLVED TO APPROVE ANNUAL ACCOUNTING STATEMENTS INCLUDING PROFIT AND LOSS STATEMENT (PROFIT AND LOSS ACCOUNT) FOR 2004 FISCAL YEAR"**

To vote the above said issue of the agenda, please, chose one of the below given options for voting and put any mark in corresponding box next to it. The voter has the right to chose only one of the options thus offered, except the voting according to instructions of persons who bought shares after the date the list of persons who has the right to take part in the annual General Meeting of shareholders was closed.

PRO	
AGAINST	
ABSTAIN	

This table is to be filled-in if after the date the list of persons who has the right to take part in th annual General Meeting of shareholders was closed a transfer of shares to one or sever acquirers was effected, except the following cases:
- **all shares have been transferred to one acquirer who has issued instructions fo voting by those shares;**
- **all shares have been transferred to several acquirers who have issued identic instructions for voting by those shares.**

Number of votes given for the voting option	**Tick one of the below boxes corresponding to the reasons given in the right column:**	**Reasons for voting:**
		the voting is done in accordance with the instructions of acquire (acquirer) of shares that were transferred after the date the list persons who has the right to take part in the annual General Meeting shareholders was closed
		the voting is done by proxy issued in relation to shares transferred aft the date the list of persons who has the right to take part in the annu General Meeting of shareholders was closed
		the voting is done by the remaining part of shares since the other pa was transferred after the date the list of persons who has the right take part in the annual General Meeting of shareholders was closed

Name (surname, first name, other names) of shareholder

Shareholder's (representative's) signature

(The ballot has the front and the reverse side)

ATTENTION!

The voting ballot blank must be signed by a shareholder or by a shareholder's representative. The voting at the annual General Meeting of shareholders is done by ballots that have been mailed to shareholders.

Shareholders (their representatives) can send filled-in and signed ballots to or personally deliver them at the address: JSC "Aeroflot", Building 9, 37 Leningradsky Prospekt, Moscow, 125167.

If the voting is done by proxy by way of mailing the ballot balnk to the above given address the proxy or its authenticated copy that authorizes the representative to vote must be enclosed to the ballot.

When determining the quorum and summing up the vote results the account is taken of the ballots that were received not later than two days prior the date of the General Meeting of shareholders – the 15th of June, 2005, inclusive.

In case you have transferred shares in your possession after the date the list of persons who has the right to take part in the annual General Meeting of shareholders was closed you are responsible to issue to each of the acquirers a proxy for voting specifying in it the number of shares that can be voted under the proxy issued or to vote at the General Meeting according to the instructions of the acquirers (acquirer) of those shares. The said rule is applied also in every case of shares transfer in future.

For that matter the following voting rules must be complied with:

1) if more than one voting options are marked in the ballot then the number of votes given for corresponding voting option and the mark that the voting is done according to the instructions of acquirers of shares transferred after the date the list of persons who has the right to take part in the annual General Meeting of shareholders was closed must be indicated in the fields for indication of votes number given for each voting option;
2) the voter who votes by proxy issued in relation to shares transferred after the date the list of persons who has the right to take part in the annual General Meeting of shareholders was closed must indicate in the field for indication of votes number opposite the chosen voting option the number of votes given for the preferred voting option and put a mark that the voting is done by proxy issued in relation to shares transferred after the date the list of persons who has the right to take part in the annual General Meeting of shareholders was closed;
3) if after the date the list of persons who has the right to take part in the annual General Meeting of shareholders was closed not all shares were transferred the voter must indicate in the field for indication of votes number opposite the chosen voting option the number of votes given for the preferred voting option and put a mark that a part of shares were transferred after the date the list of persons who has the right to take part in the annual General Meeting of shareholders was closed. If in relation to shares transferred after the date the list of persons who has the right to take part in the annual General Meeting of shareholders was closed instructions of the acquirers of those shares were received that are identical to the chosen voting option then such votes are summed up.

GENERAL MEETING OF SHAREHOLDERS
JOINT STOCK COMPANY
"AEROFLOT-RUSSIAN AIRLINES"


АЭРОФЛОТ
Российские авиалинии

Building 9, 37 Leningradsky Prospekt, Moscow, 125167

Form of attendance – meeting
Venue of the Meeting: Building 6, Sheremetievo-1, Moscow, 103340
Date and time of the Meeting: the 18th of June, 2005 10-00

PARTICIPANT REGISTRATION NUMBER:

NUMBER OF VOTES:

BALLOT № 4 FOR VOTING ISSUE № 4 OF THE AGENDA

The wording of the resolution for issue № 4 of the agenda: **"BE IT RESOLVED TO APPROVE DISTRIBUTION OF PROFIT (INCLUDING PAYMENT (DECLARATION) OF DIVIDEND AND LOSS OF THE COMPANY FOR 2004 FISCAL YEAR"**

To vote the above said issue of the agenda, please, chose one of the below given options for voting and put any mark in corresponding box next to it. The voter has the right to chose only one of the options thus offered, except the voting according to instructions of persons who bought shares after the date the list of persons who has the right to take part in the annual General Meeting of shareholders was closed.

PRO	
AGAINST	
ABSTAIN	

This table is to be filled-in if after the date the list of persons who has the right to take part in th annual General Meeting of shareholders was closed a transfer of shares to one or sever acquirers was effected, except the following cases:

- **all shares have been transferred to one acquirer who has issued instructions fo voting by those shares;**
- **all shares have been transferred to several acquirers who have issued identic instructions for voting by those shares.**

Number of votes given for the voting option	**Tick one of the below boxes corresponding to the reasons given in the right column:**	**Reasons for voting:**
		the voting is done in accordance with the instructions of acquire (acquirer) of shares that were transferred after the date the list persons who has the right to take part in the annual General Meeting shareholders was closed
		the voting is done by proxy issued in relation to shares transferred aft the date the list of persons who has the right to take part in the annu General Meeting of shareholders was closed
		the voting is done by the remaining part of shares since the other pa was transferred after the date the list of persons who has the right take part in the annual General Meeting of shareholders was closed

Name (surname, first name, other names) of shareholder

Shareholder's (representative's) signature

(The ballot has the front and the reverse side)

ATTENTION!
The voting ballot blank must be signed by a shareholder or by a shareholder's representative. The voting at the annual General Meeting of shareholders is done by ballots that have been mailed to shareholders.

Shareholders (their representatives) can send filled-in and signed ballots to or personally deliver them at the address: JSC "Aeroflot", Building 9, 37 Leningradsky Prospekt, Moscow, 125167.

If the voting is done by proxy by way of mailing the ballot balnk to the above given address the proxy or its authenticated copy that authorizes the representative to vote must be enclosed to the ballot.

When determining the quorum and summing up the vote results the account is taken of the ballots that were received not later than two days prior the date of the General Meeting of shareholders – the 15th of June, 2005, inclusive.

In case you have transferred shares in your possession after the date the list of persons who has the right to take part in the annual General Meeting of shareholders was closed you are responsible to issue to each of the acquirers a proxy for voting specifying in it the number of shares that can be voted under the proxy issued or to vote at the General Meeting according to the instructions of the acquirers (acquirer) of those shares. The said rule is applied also in every case of shares transfer in future.

For that matter the following voting rules must be complied with:

1) if more than one voting options are marked in the ballot then the number of votes given for corresponding voting option and the mark that the voting is done according to the instructions of acquirers of shares transferred after the date the list of persons who has the right to take part in the annual General Meeting of shareholders was closed must be indicated in the fields for indication of votes number given for each voting option;
2) the voter who votes by proxy issued in relation to shares transferred after the date the list of persons who has the right to take part in the annual General Meeting of shareholders was closed must indicate in the field for indication of votes number opposite the chosen voting option the number of votes given for the preferred voting option and put a mark that the voting is done by proxy issued in relation to shares transferred after the date the list of persons who has the right to take part in the annual General Meeting of shareholders was closed;
3) if after the date the list of persons who has the right to take part in the annual General Meeting of shareholders was closed not all shares were transferred the voter must indicate in the field for indication of votes number opposite the chosen voting option the number of votes given for the preferred voting option and put a mark that a part of shares were transferred after the date the list of persons who has the right to take part in the annual General Meeting of shareholders was closed. If in relation to shares transferred after the date the list of persons who has the right to take part in the annual General Meeting of shareholders was closed instructions of the acquirers of those shares were received that are identical to the chosen voting option then such votes are summed up.


АЭРОФЛОТ
Российские авиалинии

GENERAL MEETING OF SHAREHOLDERS
JOINT STOCK COMPANY
"AEROFLOT-RUSSIAN AIRLINES "

Building 9, 37 Leningradsky Prospekt, Moscow, 125167

Form of attendance – meeting
Venue of the Meeting: Building 6, Sheremetievo-1, Moscow, 103340
Date and time of the Meeting: the 18th of June, 2005 10-00

PARTICIPANT REGISTRATION NUMBER:

NUMBER OF VOTES:

BALLOT № 5 FOR VOTING ISSUE № 5 OF THE AGENDA

The wording of the resolution for issue № 5 of the agenda: **"BE IT RESOLVED TO PAY DIVIDENDS ON JSC "AEROFLOT" SHARES FOR 2004 FISCAL YEAR IN THE AMOUNT OF 0.70 RUBLES PER ONE SHARE IN MONEY FORM DURING THE PERIOD FROM THE 20TH OF JUNE TILL THE 18TH AUGUST, 2005"**

To vote the above said issue of the agenda, please, chose one of the below given options for voting and put any mark in corresponding box next to it. The voter has the right to chose only one of the options thus offered, except the voting according to instructions of persons who bought shares after the date the list of persons who has the right to take part in the annual General Meeting of shareholders was closed.

PRO	
AGAINST	
ABSTAIN	

This table is to be filled-in if after the date the list of persons who has the right to take part in th annual General Meeting of shareholders was closed a transfer of shares to one or severa acquirers was effected, except the following cases:
- **all shares have been transferred to one acquirer who has issued instructions fo voting by those shares;**
- **all shares have been transferred to several acquirers who have issued identica instructions for voting by those shares.**

Number of votes given for the voting option	**Tick one of the below boxes corresponding to the reasons given in the right column:**	**Reasons for voting:**
		the voting is done in accordance with the instructions of acquire (acquirer) of shares that were transferred after the date the list o persons who has the right to take part in the annual General Meeting o shareholders was closed
		the voting is done by proxy issued in relation to shares transferred aft the date the list of persons who has the right to take part in the annu General Meeting of shareholders was closed
		the voting is done by the remaining part of shares since the other pa was transferred after the date the list of persons who has the right t take part in the annual General Meeting of shareholders was closed

Name (surname, first name, other names) of shareholder

Shareholder's (representative's) signature

(The ballot has the front and the reverse side)

A. TENTION!

The voting ballot blank must be signed by a shareholder or by a shareholder's representative. The voting at the annual General Meeting of shareholders is done by ballots that have been mailed to shareholders.

Shareholders (their representatives) can send filled-in and signed ballots to or personally deliver them at the address: JSC "Aeroflot", Building 9, 37 Leningradsky Prospekt, Moscow, 125167.

If the voting is done by proxy by way of mailing the ballot balnk to the above given address the proxy or its authenticated copy that authorizes the representative to vote must be enclosed to the ballot.

When determining the quorum and summing up the vote results the account is taken of the ballots that were received not later than two days prior the date of the General Meeting of shareholders – the 15th of June, 2005, inclusive.

In case you have transferred shares in your possession after the date the list of persons who has the right to take part in the annual General Meeting of shareholders was closed you are responsible **to** issue to each of the acquirers a proxy for voting specifying in it the number of shares that can be voted under the proxy issued or **to** vote at the General Meeting according to the instructions of the acquirers (acquirer) of those shares. The said rule is applied also in every case of shares transfer in future.

For that matter the following voting rules must be complied with:

1) if more than one voting options are marked in the ballot then the number of votes given for corresponding voting option and the mark that the voting is done according to the instructions of acquirers of shares transferred after the date the list of persons who has the right to take part in the annual General Meeting of shareholders was closed must be indicated in the fields for indication of votes number given for each voting option;
2) the voter who votes by proxy issued in relation to shares transferred after the date the list of persons who has the right to take part in the annual General Meeting of shareholders was closed must indicate in the field for indication of votes number opposite the chosen voting option the number of votes given for the preferred voting option and put a mark that the voting is done by proxy issued in relation to shares transferred after the date the list of persons who has the right to take part in the annual General Meeting of shareholders was closed;
3) if after the date the list of persons who has the right to take part in the annual General Meeting of shareholders was closed not all shares were transferred the voter must indicate in the field for indication of votes number opposite the chosen voting option the number of votes given for the preferred voting option and put a mark that a part of shares were transferred after the date the list of persons who has the right to take part in the annual General Meeting of shareholders was closed. If in relation to shares transferred after the date the list of persons who has the right to take part in the annual General Meeting of shareholders was closed instructions of the acquirers of those shares were received that are identical to the chosen voting option then such votes are summed up.

(82-4592)


АЭРОФЛОТ
Российские авиалинии

GENERAL MEETING OF SHAREHOLDERS
OF JOINT STOCK COMPANY
"AEROFLOT - RUSSIAN AIRLINES"
Building 9, 37 Leningradsky Prospekt, Moscow, 125167

Form of attendance – meeting **Venue of the Meeting: Building 6, Sheremetievo-1, Moscow, 103340**
Date and time of the Meeting: the 18th of June, 2005, 10-00

BALLOT № 6 FOR VOTING ISSUE № 6 OF THE AGENDA

PARTICIPANT REGISTRATION NUMBER: ***NUMBER OF CUMULATIVE VOTES:**

The wording of the resolution for issue № 6 of the agenda: **"BE IT RESOLVED TO ELECT ELEVEN MEMBERS OF THE BOARD OF DIRECTORS OF THE JSC "AEROFLOT" FROM THE FOLLOWING NOMINEES"**

Distribution of votes

1.	**Antonov Vladimir Nikolaevitch** – First Deputy General Director of JSC " Aeroflot"	1.	
2.	**Butrin Mikhail Robertovitch** – Deputy General Director of company OOO «National Reserve Corporation»	2.	
3.	**Gorbatchik Tatyana Vladimirovna** – Director, Department of the Ministry of Transport of Russia	3.	
4.	**Grechuhin Igor Nikolaevitch** – Director, Department of the Ministry of Economic Development and Trade of the Russian Federation	4.	
5.	**Dushatin Leonid Alexeevitch** – First Deputy General Director of company OOO «National Reserve Corporation»		
6.	**Ivanov Victor Petrovitch** – Assistant to the President of the Russian Federation		
7.	**Kopeikin Mikhail Yurievitch** – Deputy Chief of the Administration of the Government of the Russian Federation	6.	
8.	**Levitin Igor Evgenievitch** – Minister of Transport of the Russian Federation	7.	
9.	**Okulov Valeri Mikhailovitch** – General Director of JSC "Aeroflot"		
10.	**Tikhonov Alexander Vasilievitch** – Director, Department of the Ministry of Transport of Russia		
11.	**Uvarov Alexsey Konstantinovitch** – Chief, Department of the Federal Agency for Management of Federal Properties		
12.	**Fedorov Alexsey Victorovitch** – officer, the Feseral Secutrity Service of the Russian Federation		
13.	**Finger Grigory Moiseevitch** –Acting Director of Moscow Representation of the Company NCH Advisors, Inc		
14.	**Shablin Vladimir Nikolaevitch** – Senior Vice-President of Commercial Joint Stock Bank «National Reserve Bank»		
15.	**Shipil Nikolay Vladimirovitch** – Chief of the Federal Agency of Air Transport		

Full name of shareholder (representative)

Shareholder's (representative's) signature

* Voting of agenda issue № 6 is held by cumulative vote. Under cumulative vote arrangement the number of votes indicated in the ballot is calculated by multiplying the number of shares belonging to the shareholder by the number of persons to be elected in to the Board of Directors of the Company (11 persons) and the shareholders has the right to cast all the votes indicated in the ballot in favor of one nominee or distribute them between two or more nominees at his/her own discretion.
Fractional part of a vote, resultant from the multiplying of vote number belonging to the shareholder by the number of persons to be elected to the Board of Directors of the Company can be cast for one nominee only.

ATTENTION!
The voting ballot blank must be signed by a shareholder or by a shareholder's representative. The voting at the annual General Meeting of shareholders is effected by ballots that have been delivered to shareholders.

Shareholders (their representatives) can send filled-in and signed ballots to or personally deliver them at the address: JSC "Aeroflot", Building 9, 37 Leningradsky Prospekt, Moscow, 125167.

If the voting is done by proxy by way of mailing the ballot paper to the above given address the proxy or its authenticated copy that authorizes the representative to vote must be enclosed to the ballot.

When determining the quorum and summing up the vote results the account is taken of the ballots that were received not later than two days prior the date of the General Meeting of shareholders – the 21st of July, 2004.

In case you have transferred shares in your possession after the date the list of persons who has the right to take part in the annual General Meeting of shareholders was closed you are responsible **to** issue to each of the acquirers a proxy for voting specifying in it the number of shares that can be voted under the proxy issued or **to** vote at the General Meeting according to the instructions of the acquirers (acquirer) of those shares. The said rule is applied also in every case of shares transfer in future.

For that matter the following voting rules must be complied with:

1) if more than one voting options are marked in the ballot then the number of votes given for corresponding voting option and the mark that the voting is done according to the instructions of acquirers of shares transferred after the date the list of persons who has the right to take part in the annual General Meeting of shareholders was closed must be indicated in the fields for indication of votes number given for each voting option;
2) the voter who votes by proxy issued in relation to shares transferred after the date the list of persons who has the right to take part in the annual General Meeting of shareholders was closed must indicate in the field for indication of votes number opposite the chosen voting option the number of votes given for the preferred voting option and put a mark that the voting is done by proxy issued in relation to shares transferred after the date the list of persons who has the right to take part in the annual General Meeting of shareholders was closed;
3) if after the date the list of persons who has the right to take part in the annual General Meeting of shareholders was closed not all shares were transferred the voter must indicate in the field for indication of votes number opposite the chosen voting option the number of votes given for the preferred voting option and put a mark that a part of shares were transferred after the date the list of persons who has the right to take part in the annual General Meeting of shareholders was closed. If in relation to shares transferred after the date the list of persons who has the right to take part in the annual General Meeting of shareholders was closed instructions of the acquirers of those shares were received that are identical to the chosen voting option then such votes are summed up.


АЭРОФЛОТ
Российские авиалинии

GENERAL MEETING OF SHAREHOLDERS
JOINT STOCK COMPANY
"AEROFLOT-RUSSIAN AIRLINES "

Building 9, 37 Leningradsky Prospekt, Moscow, 125167

Form of attendance – meeting
Venue of the Meeting: Building 6, Sheremetievo-1, Moscow, 103340
Date and time of the Meeting: the 18th of June, 2005 10-00

PARTICIPANT REGISTRATION NUMBER: **NUMBER OF VOTES:**

BALLOT № 7 FOR VOTING ISSUE № 7 OF THE AGENDA

The wording of the resolution for issue № 7 of the agenda: **"BE IT RESOLVED TO ELECT FIVE MEMBERS OF THE AUDITING COMMISSION OF JSC "AEROFLOT" FROM THE FOLLOWING NOMENEES:"**

PRO	*Number of "PRO" votes*	*AGAINST*	*Number of "AGAINST" votes*	*ABSTAIN*	*Number of "ABSTAIN" votes*

1. **Galimov Nikolay Anasovitch** – Deputy Director, Department of the Ministry of Transportation of Russia

PRO		*AGAINST*		*ABSTAIN*	

2. **Galkin Dmitry Yurievitch** – Chief of Internal Audit Service of JSC "Aeroflot"

PRO		*AGAINST*		*ABSTAIN*	

3. **Goryatchev Vladimir Sergeevitch** – Deputy Chief of Administration of Rosaviation

PRO		*AGAINST*		*ABSTAIN*	

4. **Dunaikina Zinaida Nikolaevna** – Chief of a Department of Operational Safety of JSC "Aeroflot"

PRO		*AGAINST*		*ABSTAIN*	

5. Mironova Vaera Grigorievna – Chief of Rosaviation Administration

PRO		*AGAINST*		*ABSTAIN*	

6. **Talyzina Natalia Victorovna** – Deputy Chief of Financial Department of OOO "National Reserve Corporation"

PRO		*AGAINST*		*ABSTAIN*	

7. **Tarasov Alexey Evgenievitch** – Chief of Legal Department of OOO "National Reserve Corporation"

PRO		*AGAINST*		*ABSTAIN*	

8. **Tkachenko Andrey Petrovitch** – Deputy Chief of Federal Agency for Management of Federal Property

PRO		*AGAINST*		*ABSTAIN*	

Grounds for voting		
The voting is performed in accordance with instructions of acquirer(s) of shares transferred after the date the list of persons entitled to take part in the General Meeting has been completed.	The voting is performed by proxy issued in relation to shares transferred after the date the list of persons entitled to take part in the Meeting has been completed.	The voting is performed by the remaining part of shares since the other part has been transferred after the date the list of persons entitled to take part in the General Meeting has been completed.

Shareholder's (representative's) full name

Shareholder's (representative's) signature

When voting by ballot № 7, please, choose for each nominee one of the suggested voting options by putting any mark in the corresponding box, except voting under instructions of persons who become owners of the shares after the date the list of persons entitled to take part in the Annual General Meeting of shareholders has been completed. The number of votes in the adjacent to the voting option box is to be indicated if after the date the list of persons entitled to take part in the Annual General Meeting of shareholders has been completed, a transfer of shares to one or several acquirers was effected, except cases when all shares have been transferred to one and the same acquirer who issued instructions for voting by the shares or all shares have been transferred several acquirers who issued identical instructions for voting by the shares.

Voting ballot № 7 will be deemed invalid if the option "PRO" in the given ballot is marked for more than five nominees, if the voter failed to mark any nominee at all, or the opinion for all nominees is ambiguous and also if the ballot is not signed, then the votes of the given ballot is not accounted.

The voting ballot blank must be signed by a shareholder or by a shareholder's representative. The voting at the annual General Meeting of shareholders is done by ballots that have been mailed to shareholders.

Shareholders (their representatives) can send filled-in and signed ballots to or personally deliver them at the address: JSC "Aeroflot", Building 9, 37 Leningradsky Prospekt, Moscow, 125167.

If the voting is done by proxy by way of mailing the ballot balnk to the above given address the proxy or its authenticated copy that authorizes the representative to vote must be enclosed to the ballot.

When determining the quorum and summing up the vote results the account is taken of the ballots that were received not later than two days prior the date of the General Meeting of shareholders – the 15th of June, 2005, inclusive.

In case you have transferred shares in your possession after the date the list of persons who has the right to take part in the annual General Meeting of shareholders was closed you are responsible to issue to each of the acquirers a proxy for voting specifying in it the number of shares that can be voted under the proxy issued or to vote at the General Meeting according to the instructions of the acquirers (acquirer) of those shares. The said rule is applied also in every case of shares transfer in future.

For that matter the following voting rules must be complied with:

1) if more than one voting options are marked in the ballot then the number of votes given for corresponding voting option and the mark that the voting is done according to the instructions of acquirers of shares transferred after the date the list of persons who has the right to take part in the annual General Meeting of shareholders was closed must be indicated in the fields for indication of votes number given for each voting option;
2) the voter who votes by proxy issued in relation to shares transferred after the date the list of persons who has the right to take part in the annual General Meeting of shareholders was closed must indicate in the field for indication of votes number opposite the chosen voting option the number of votes given for the preferred voting option and put a mark that the voting is done by proxy issued in relation to shares transferred after the date the list of persons who has the right to take part in the annual General Meeting of shareholders was closed;
3) if after the date the list of persons who has the right to take part in the annual General Meeting of shareholders was closed not all shares were transferred the voter must indicate in the field for indication of votes number opposite the chosen voting option the number of votes given for the preferred voting option and put a mark that a part of shares were transferred after the date the list of persons who has the right to take part in the annual General Meeting of shareholders was closed. If in relation to shares transferred after the date the list of persons who has the right to take part in the annual General Meeting of shareholders was closed instructions of the acquirers of those shares were received that are identical to the chosen voting option then such votes are summed up.


АЭРОФЛОТ
Российские авиалинии

GENERAL MEETING OF SHAREHOLDERS
JOINT STOCK COMPANY
"AEROFLOT-RUSSIAN AIRLINES "

Building 9, 37 Leningradsky Prospekt, Moscow, 125167

Form of attendance – meeting
Venue of the Meeting: Building 6, Sheremetievo-1, Moscow, 103340
Date and time of the Meeting: the 18th of June, 2005 10-00

PARTICIPANT REGISTRATION NUMBER:

NUMBER OF VOTES:

BALLOT № 8 FOR VOTING ISSUE № 8 OF THE AGENDA

The wording of the resolution for issue № 8 of the agenda: **"BE IT RESOLVED TO APPOINT AUDITING FIRM HLB VNESHAUDIT" STATUTORY AUDITOR OF JSC "AEROFLOT" FOR 2005"**

To vote the above said issue of the agenda, please, chose one of the below given options for voting and put any mark in corresponding box next to it. The voter has the right to chose only one of the options thus offered, except the voting according to instructions of persons who bought shares after the date the list of persons who has the right to take part in the annual General Meeting of shareholders was closed.

PRO	
AGAINST	
ABSTAIN	

This table is to be filled-in if after the date the list of persons who has the right to take part in th annual General Meeting of shareholders was closed a transfer of shares to one or sever acquirers was effected, except the following cases:

- **all shares have been transferred to one acquirer who has issued instructions fo voting by those shares;**
- **all shares have been transferred to several acquirers who have issued identic instructions for voting by those shares.**

Number of votes given for the voting option	**Tick one of the below boxes corresponding to the reasons given in the right column:**	**Reasons for voting:**
		the voting is done in accordance with the instructions of acquire (acquirer) of shares that were transferred after the date the list persons who has the right to take part in the annual General Meeting shareholders was closed
		the voting is done by proxy issued in relation to shares transferred aft the date the list of persons who has the right to take part in the annu General Meeting of shareholders was closed
		the voting is done by the remaining part of shares since the other pa was transferred after the date the list of persons who has the right take part in the annual General Meeting of shareholders was closed

Name (surname, first name, other names) of shareholder

Shareholder's (representative's) signature

(The ballot has the front and the reverse side)

ATTENTION!

The voting ballot blank must be signed by a shareholder or by a shareholder's representative. The voting at the annual General Meeting of shareholders is done by ballots that have been mailed to shareholders.

Shareholders (their representatives) can send filled-in and signed ballots to or personally deliver them at the address: JSC "Aeroflot", Building 9, 37 Leningradsky Prospekt, Moscow, 125167.

If the voting is done by proxy by way of mailing the ballot blank to the above given address the proxy or its authenticated copy that authorizes the representative to vote must be enclosed to the ballot.

When determining the quorum and summing up the vote results the account is taken of the ballots that were received not later than two days prior the date of the General Meeting of shareholders – the 15th of June, 2005, inclusive.

In case you have transferred shares in your possession after the date the list of persons who has the right to take part in the annual General Meeting of shareholders was closed you are responsible **to** issue to each of the acquirers a proxy for voting specifying in it the number of shares that can be voted under the proxy issued or **to** vote at the General Meeting according to the instructions of the acquirers (acquirer) of those shares. The said rule is applied also in every case of shares transfer in future.

For that matter the following voting rules must be complied with:

1) if more than one voting options are marked in the ballot then the number of votes given for corresponding voting option and the mark that the voting is done according to the instructions of acquirers of shares transferred after the date the list of persons who has the right to take part in the annual General Meeting of shareholders was closed must be indicated in the fields for indication of votes number given for each voting option;
2) the voter who votes by proxy issued in relation to shares transferred after the date the list of persons who has the right to take part in the annual General Meeting of shareholders was closed must indicate in the field for indication of votes number opposite the chosen voting option the number of votes given for the preferred voting option and put a mark that the voting is done by proxy issued in relation to shares transferred after the date the list of persons who has the right to take part in the annual General Meeting of shareholders was closed;
3) if after the date the list of persons who has the right to take part in the annual General Meeting of shareholders was closed not all shares were transferred the voter must indicate in the field for indication of votes number opposite the chosen voting option the number of votes given for the preferred voting option and put a mark that a part of shares were transferred after the date the list of persons who has the right to take part in the annual General Meeting of shareholders was closed. If in relation to shares transferred after the date the list of persons who has the right to take part in the annual General Meeting of shareholders was closed instructions of the acquirers of those shares were received that are identical to the chosen voting option then such votes are summed up.


АЭРОФЛОТ
Российские авиалинии

(82-4592)

APPROVED by
the Board of Directors of JSC "Aeroflot"
Minutes № 16 of March 24, 2005

PROCEDURE
of announcement to the shareholders of the convention of the Annual General Meeting of Shareholders of JSC "Aeroflot" on the 18th of June, 2005

In accordance with the Federal Law "On Joint Stock Companies", Company Articles of Incorporation and Rules on the convention of the General Meeting of JSC 'Aeroflot" the following Procedure of announcing to the shareholders of JSC "Aeroflot" of the convention of the Annual General Meeting of Shareholders of JSC "Aeroflot" on the 18th of June, 2005 is hereby approved:

1. Before the 18th of May, deliver by registered mail to the persons entitled to take part in the General Meeting the list of whom is made basing on the data of the shareholders' registry as at the end of 30th working day of April, 2005, inclusive, at the addresses indicated in the shareholders' registry as approved by the Board of Directors:

- announcements on the convention of the Annual General Meeting of Shareholders;
- ballots for voting agenda items.

2. Before the 27th of May, 2005 publish the Announcement on the convention of the Annual General Meeting of Shareholders of JSC "Aeroflot" in the "Rossiyskaya Gazeta", in the newspaper of the Company – "My Aeroflot" and in the Agency "Interfax".

3. Before June 30, 2005 publish information on the resolutions taken by the General Meeting in mass media as selected by the Annual General Meeting of JSC "Aeroflot", as well as other information in the order and within time limits determined by the Federal Law on "Joint Stock Companies:" and the Rules "On the Disclosure of Information by Issuers of Securities" and approved by the Ordnance of the Federal Commission for the Securities Market of July 22, 2003 № 03-32/пс.


АЭРОФЛОТ
Российские авиалинии

(82-4592)

Moscow

GENERAL MEETING OF SHAREHOLDERS OF JSC "AEROFLOT"
the 18th of June, 2005

RECOMMENDED BY
JSC "Aeroflot" Board of Directors
Minutes № 17 of the 17th of April, 2005

VOTING ORDER

№	AGENDA ITEM	Wording of resolution	Conditions for adoption of resolution	Ballot type	Ballot №
1	2	3	4	5	6
1.	Approval of the order of the day, of the voting order, of the composition of the working bodies of the General Meeting of shareholders.	Be it resolved to approve the order of the day, the voting order, the composition of the working bodies of the Extraordinary General Meeting of shareholders.Утвердить	Majority of votes	FOR AGAINST ABSTAIN	1
2.	Approval of the Annual Report of the Company for 2004.	Be it resolved to approve the Annual Report of the Company for 2004	Majority of two thirds of votes	FOR AGAINST ABSTAIN	2
3.	Approval of annual accounting statements, including Loss and Profit Statement (Loss and Profit Accounts) of the Company for 2004 fiscal year	Be it resolved to approve annual accounting statements, including Loss and Profit Statement (Loss and Profit Accounts) of the Company for 2004 fiscal year	Majority of two thirds of votes	FOR AGAINST ABSTAIN	3

1	2	3	4	5	6
4.	Approval of profit distribution (including payment (declaration) of dividends) of the Company for 2004 fiscal year.	Be it resolved to approve profit and loss distribution (including payment (declaration) of dividends) of the Company for 2004 fiscal year.	Majority of votes	FOR AGAINST ABSTAIN	4
5.	About the amount, terms and form of payment of dividends on JSC "Aeroflot" shares for 2004 fiscal year.	Be it resolved to pay dividends on JSC "Aeroflot" shares for 2004 fiscal year in the amount of 0.70 rubles per share in money form within the period of June 20 to August 18	Majority of votes	FOR AGAINST ABSTAIN	5
6.	Election of members of the Board of Directors of JSC "Aeroflot"	Be it resolved to elect eleven members to the JSC "Aeroflot" Board of Directors from the following nominees: 1. Antonov V.N. 9. Okulov V.M. 2. Butrin M.R. 10. Tikhonov A.V. 3. Gorbachik T.V. 11. Uvarov A.K. 4. Grechukhin I.N. 12. Fedorov A.V. 5. Dushatin L.A. 13. Finger G.M. 6. Ivanov V.P. 14. Shablin V.N. 7. Kopeikin M.Yu. 15. Shipil N.V. 8. Levitin I.E.	Majority of votes with cumulative voting	List of nominees for election to the JSC "Aeroflot" Board of Directors	6
7.	Election of members of the Auditing Commission of JSC "Aeroflot"	Be it resolved to elect five members to the Audting Commission of JSC "Aeroflot" from the following nominees: 1. Galimov N.A. 5. Mironova V.G 2. Galkin D.Yu. 6. Talyzina N.V. 3. Goryatchev V.S. 7. Tarasov A.E. 4. Dunaikina Z.N. 8. Tkachenko A.P.	Majority of votes	List of nominees for election to the JSC "Aeroflot" Auditing Commission	7
8.	Appointment of the Statutory Auditor of JSC "Aeroflot" for 2005	BE it resolved to appoint auditing firm ZAO HLB Vneshaudit Auditor of JSC "Aeroflot" for 2005	Majority of votes	FOR AGAINST ABSTAIN	8

АЭРОФЛОТ
Российские авиалинии

(82-4592)

Moscow

GENERAL MEETING OF SHAREHOLDERS OF JSC "AEROFLOT»

the 18th of June, 2004

Recommended by the Board of Directors of JSC "Aeroflot" (Minutes № 17 of the 28th of April, 2005 года)

PROPOSALS ON PERSONAL COMPOSITION OF THE MANAGING BODIES

PRESIDIUM:

1	V.N.Antonov	- First of JSC "Aeroflot"», Member of JSC "Aeroflot" Board of Directors;
2	M.R.Butrin	- Deputy General Director of the Company National Reserve Corporation, Ltd. , Member of JSC "Aeroflot" Board of Directors;
3	L.A.Dyshatin	- First Deputy General Director, Company National Reserve Corporation, Ltd., Member of JSC "Aeroflot" Board of Directors;
4	V.P.Ivanov	- Assistant to the President of the Russian Federation, Chairman of the JSC "Aeroflot" Board of Directors;
5	M.Yu.Kopeikin	- Deputy Chief, Administration of the Government of the Russian Federation, Member of JSC "Aeroflot" Board of Directors;
6	I.E.Levitin	- Minister of Transport of the Russian Federation, Member of JSC "Aeroflot" Board of Directors;
7	V.M. Okulov	- General Director, JSC "Aeroflot", Member of JSC "Aeroflot" Board of Directors;
8	A.K.Uvarov	- Chief, Section of Transport and Communication Property of the Federal Agency for Management of Federal Property, Member of JSC "Aeroflot" Board of Directors;
9	A.V.Fedorov	- Deputy Chief, Department of the Federal Security Service of the Russian Federation, Member of JSC "Aeroflot" Board of Directors;
10	V.N.Shablin	- Senior Vice-President, AKB "National Reserve Bank", Member of JSC "Aeroflot" Board of Directors;
11	N.V.Shipil	- Chief, Federal Agency of Air Transport, Member of JSC "Aeroflot" Board of Directors член Совета;
12	A.N. Brylov	- Deputy General Director – Executive Secretary of JSC "Aeroflot" Board of Directors.

* * *

CHAIRMAN OF THE MEETING: Chairman of the JSC "Aeroflot" Board of Directors V.P. Ivanov
MEETING MANAGER: A.N. Brylov– Executive Secretary of the JSC "Aeroflot" Board of Directors.
MEETING SECRETARY: Yu.V.Sorokina – Chief, Section of Legal Support of Contracts, Department of Legal Service of JSC "Aeroflot".
RETURNING BOARD: Specialized Registrar of the Company – OOO "National Reserve Corporation"
PROCEDURAL GROUP:
N.A.Nosova – Deputy Chief of Legal Issues Service, Chief of the Department of Legal Issues of JSC "Aeroflot"
A.V. Melekhin – Chief of Corporate and Legal Section of the Legal Department of JSC "Aeroflot".

COMMISSION FOR CONTROL OVER SUMMING UP VOTE RETURNS:

A.A.Koldunov – Deputy General Director – Chief of Flight Security Inspection of JSC "Aeroflot";

A.A. Lukyanov- Director, Department of Procurement Operations of JSC "Aeroflot";

A.P. Yakimchuk – First Deputy Director, Flight Complex – Chief Pilot of JSC "Aeroflot";

E.V. Leznina – Chief Specialists, Section of Securities, Department of Shared Property of JSC "Aeroflot";

A.V. Yufarkin – Leading Expert, Department of Operational Safety of JSC "Aeroflot".

COMMISSION FOR PREPARATION OF DRAFT RESOLUTION OF THE EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS:

I.D. Dannenberg – Chief, Press Service of the Department of Public Relations of JSC "Aeroflot";
I.A. Desyatnichenko – Deputy General Director of JSC "Aeroflot", Management of Routs Network and Cargo Operations;
V.A.Matveenko – Manager of JSC "Aeroflot" Adminmistration;
M.I. Poluboyarinov – Deputy General Director of JSC "Aeroflot", Finances and Planning;
A.P. Burlakov – Expert, Administration of JSC "Aeroflot" Board of Directors.

SECRETARIAT:

E.V. Antonova – Chief Specialist, Administration of JSC "Aeroflot" Board of Directors.
S.A. Polyakova – 2nd grade Expert, Administration of JSC "Aeroflot" Board of Directors.


АЭРОФЛОТ
Российские авиалинии

ANNUAL GENERAL MEETING OF JSC «AEROFLOT»

Moscow

the 18th of June, 2005

Recommended by
the Boar of Directors of JSC "Aeroflot"
(Minutes № 17 of the 28th of April, 2005)

PROPOSAL OF THE BOARD OF DIRECTORS OF JSC "AEROFLOT"

On distribution

"Be it resolved to approve the distribution of profit (including payment (declaration) of dividend) and loss of the Company for 2004 fiscal year"


АЭРОФЛОТ
Российские авиалинии

Moscow

The 18th of June, 2005

ANNUAL GENERAL MEETING OF JSC «AEROFLOT»

Recommended by
The Board of Directors of JSC "Aeroflot"
(Minutes № 17 of the 28th of April, 2005)

PROPOSAL BY THE BOARD OF DIRECTORS OF JSC "AEROFLOT"

On the appointment of the Statutory Auditor of JSC "Aeroflot" for 2005

"Be it resolved to appoint Auditing Firm ZAO "HLB Vneshaudit" Statutory Auditor of JSC "Aeroflot" for 2005".


АЭРОФЛОТ
Российские авиалинии

ANNUAL GENERAL MEETING OF JSC «AEROFLOT»

Moscow

the 18th of June, 2005

Recommended by
the Board of Directors of JSC "Aeroflot"
(Minutes № 17 of the 28th of April, 2005)

PROPOSAL OF THE BOARD OF DIRECTORS OF JSC "AEROFLOT"

On amount, terms and form of payment of dividend on JSC "Aeroflot" shares for 2004 fiscal year

"Be it resolved to pay during the period from the 20th of June till the 18th of August, 2005 dividend on JSC "Aeroflot" shares in the amount of 0.70 rubles per one share in money form for 2004 fiscal year".

(82-4592)

Statutory Auditor's Opinion
on Financial (Accounting) Statements

Addressee: Shareholders of the Public Joint Stock Company "Aeroflot – Russian Airlines".

Statutory Auditor

Name: Private Company "HLB Vneshaudit"

Place of residence: 123610, **Moscow**, Krasnopresnenskaya nabereznaya, 12, porch 3, office 701 (tel. 258-1991, fax 967-0497)

State registration: registered by Moscow Registration Chamber on February 17, 1992, certificate № 470.740. Entered into the Common State Registry of Legal Entities on January 14 under main state registration number 1027739314448

License № E 000548 of June 25, 2002 issued by the Ministry of Finance of the Russian Federation, valid fro 5 years

Member of a non-commercial Organization "Union of Professional Auditor Organizations" (SPAO) and member of a non-commercial partnership "Institute of Professional Auditors" (IPAR), certificate №30

The Entity under Audit

Name: Public Joint Stock Company "Aeroflot – Russian Airlines"

Place of residence: 125167, Moscow, Leningradsky prospekt, 37, bldg. 9

State registration: Registered by the State organization Moscow Registration Chamber on June 21, 1994, certificate № 032.175. Entered into Common State Register of Legal Entities on August 2, 2002 under main State registration number 1027700092661.

We have conducted auditing of the attached financial (accounting) statements of the Public Joint Stock Company "Aeroflot – Russian Airlines" over the period from January 1 till December 31, 2004 inclusive. Financial (accounting) statements of the Public Joint Stock Company "Aeroflot – Russian Airlines" consists of:

Accounting balance Sheet;
Profit and Loss Account;
Attachments to the accounting balance sheet and Profit and Loss Account;
Explanatory Note.

The preparation and submission of these financial (accounting) statements is the responsibility of the executive body of the Public Joint Stock Company "Aeroflot – Russian Airlines". Our responsibility is to express an opinion on the reliability in all material respects of the said statements and their compliance of the order of the conduct of the bookkeeping with the legislation of the Russian Federation based on our audit.

We have conducted the audit in accordance with:

The Federal Law "On Auditing Activities" of August 7, 2001 № 119-ФЗ.

Federal Regulations (Standards) on auditing activities;

Rules (standards) of the Auditor's auditing activities;

Regulations of the state agency responsible for regulation of activities of the company being audited.

The audit was planned and performed in such a way as to obtain reasonable assurance weather the financial (accounting) statements are free of material misstatement. The audit was conducted on a test basis and included:

examining on a test basis evidence supporting the amounts and disclosures in the financial (accounting) statements of information on financial and business activities of the company under audit;

assessing the form of compliance with the accounting principals and rules used in preparation of financial (accounting) statements;

assessing significant estimates made by management of the company being audited in preparation of financial (accounting) statements;

assessing the overall financial (accounting) statements presentation.

We believe that the performed audit provides sufficient basis to express an opinion on reliability of the financial (accounting) statements in all material respect and compliance of the accounting practices to the legislation of the Russian Federation.

In our opinion the financial (accounting) statements of the Public Joint Stock Company "Aeroflot – Russian Airlines" with the balance value of 24 295 701 thousand rubles present fairly, in all material respects, the Company's financial position as at December 31, 2004, inclusive, and the results of its financial and business operations during the period from January 1 till December 31, 2004, inclusive, in accordance with the requirements of the Russian Federation legislation regulating preparation of financial (accounting) statements.

Date of the audit conclusion – the 30th of March, 2005

General Director L.M. Mitrofanov

Director of the audit
(Qualification certificate issued by the RF Ministry of Finance
№ K017612 of June 25 , 1998 (permanent)
for auditing activities in the area of general auditing) M.A. Simanin

(82-4592)

STATEMENT

by Auditing Commission on the Results of the audit of financial and business activities of JSC "Aeroflot" for 2004

In accordance with the Regulation on the Auditing Commission of JSC "Aeroflot", as approved by the General Meeting of JSC "Aeroflot" shareholders, results of financial and business activities of the Company for 2004 basing on the annual accounting statements for 2004 have been reviewed.

The audit of data found in the accounting statements and other documents reflecting JSC "Aeroflot" activity has been conducted on a sampling basis.

Balance value as at December 31, 2004 (total of Assets and Liabilities) is 24,295.7 million rubles. AS compared with the beginning of the accounting period has grown by 19,36% or by 3,940.8 million rubles.

Assets balance structure: (million rubles)

	Assets (accounts)	As at 31.12.2003	%	As at 31.12.2004	%	Variance	% 2004 against 2003
1	**Non-circulating Assets**						
	including:	**6,945.36**	**34.12**	**7,387.07**	30.40	**+441.71**	**106.36**
	-fixed assets;						
	-long term investments;	3,433.66	16.86	3 734.61	15.37	+300.95	108.76
	-construction in progress;	2,315.44	11.37	2 296.07	9.44	-19.37	-0.83
	- other;						
		1,128.69	5.54	1.291.08	5.31	+162.39	114.38
		67.57	0.33	65.31	0	-2.26	103.34
2	**Circulating Assets**	**13,409.49**	**65.87**	**16,908.62**	**69.60**	**+3,499.13**	**126.09**
	including:						
	-stocks:	2,626.10	12.90	2,998.69	12.34	+372.59	114.18
	- accounts receivable;	9,028.14	44.35	11,771.18	48.45	+2,743.04	130.38
	-money funds;	1,401.25	6.88	1,435.16	5.90	+33.91	102.42
	-other.	354.0	1.73	703.59	2.86	+350.19	199.09
	Balance	**20,354.86**		**24,295.70**		**3,940.84**	

Non-circulating assets have come up in the assets of the balance as compared with the beginning of 2004 by 6.36 % or by 441.71 million rubles, and amount to 7,387.07 million rubles. The main growth of non-circulating assets is observed under accounts:

- "Fixed assets" - by 8,76% or by 300.95 million rubles. The following items have the highest specific weight by the residual value under the content of this account as at the end of 2004:
  - buildings – 30,4%;
  - machinery and equipment – 15,7%;
  - aircraft engines – 15,0 %;

- aircraft frames – 10,4%.

- "Construction in progress" by 14.38% or by 162.39 million rubles. The increase is due to the purchase of machinery and equipment and investments into erection of buildings. The main part of 68.4% falls on the erection of buildings and constructions.

1 314.57 million rubles were invested into capital investments in 2004, of which 25.6% were spent for erection of buildings and constructions, 16.4% for procurement of aircraft, 7.7% - for electronic hardware, and 6.4% - for transportation means.

From the beginning of the year circulating assets have increased by 26.09 % or by 3 499.13 million rubles and amount to 16,908.6 million rubles. The main part of circulating assets (48.45%) is accounts receivable – 11,771.18 million rubles

During the accounting period accounts receivable have shown some grows by 30%. The grows of accounts receivable is due mainly to the outstanding indebtedness of 2,742.23 million rubles of the State budget for taxes and charges (the denial of taxation office to reimburse VAT charged on export revenue and claims proceedings).

There are agents' debts accrued as a result of the agents' failure to meet their obligations in remitting revenues from sales of carriage in the composition of the receivables.

The value of the account "Stocks" has grown by 14.18% or by 372.59 million rubles and amounts to 2,998.69 million rubles. Raw and other materials (2,428.24 million rubles) the share of which increased from 73.67% up to 80.97% prevailed at the end of 2004. The second place by volume under the account "Stocks" belongs to deferred expenses (570.4 million rubles). During the accounting period their share decreased from 26.32% down to 19.02% due to the revision of the terms of use of software.

Liabilities balance structure:

(million rubles)

	Liabilities (accounts)	На 31.12.2003	%	На 31.12.2004	%	отклонение
1	**Capital and reserves**	**11,147.96**	**54.76**	**16,331.00**	**67.21**	**5,183.04**
	including:					
	-charter capital;	1,110.61	5.45	1,110.61	4.57	0.0
	-additional capital;					
	-reserve capital;	3,704.94	18.20	3,492.07	14.37	-212.86
	-undistributed progit;	277.65	0.0	277.65	0.0	0.0
		6,054.76	29.74	11,450.69	47.13	5,395.94
2	**Fixed liabilities**	**40.05**	**0.2**	**463.13**	**1.90**	**423.08**
	including:					
	-loans and credits;					
	-deferred tax liabilities;	0	0	222.2	0.91	222.2

	-other;	40.05 0	0.19 0	0 240.93	0 0.99	-40.05 240.93
3	**Short-term liabilities**	**9,166.84**	**45.03**	**7,501.56**	**30.87**	**-1,665.28**
	including:					
	-loans and credits;					
	-accounts payable;	2,109.23	10.36	1,029.42	4.23	-1,079.81
	-liabilities to partners;					
	-other.	7,006.41	34.42	6,430.28	26.46	-576.13
		6.98	0.03	31.88	0.13	24.90
		44.22	0.21	9.98	0.04	-34.24
	Balance	**20,354.86**	100	**24,295.70**	100	**3,940.84**

The main growth of the Company liabilities is due to the increase of Company own funds under the account "undistributed profit".

The liabilities structure has undergone the following changes:

- Sources that are own funds have increased by 46.5%. The said increase is due to the growth of undistributed profit from 6,054.76 million rubles up to 11,450.7 million rubles with the concurrent decrease of the additional capital by 212.86 million rubles. The decrease of the additional capital is caused by the retirement of fixed assets.

- In the structure of the borrowed assets: the debt on long-term credits in the amount of 222.2 million rubles by 100% is made of the indebtedness on credits drawn in foreign currencies. A decrease of short-term liabilities is evident (their share in the structure of the borrowed capital has fallen from 99.56% down to 94.19%), with short-term credits has gone down from 2,109.23 million rubles to 1,029.42 million rubles (by 51.19%). There are no outstanding credits. In 2004 accounts payable have decreased by 576.13 million rubles or by 8.22% and the said decrease is due mainly to the decrease of indebtedness on the settlements with suppliers and contractors for the amount of 420.60 million rubles and for the received advances for the amount of 217.85 million rubles.
- At the end of 2004 the structure of accounts payable is composed by 75.65% by liabilities to suppliers and contractors, and by 10.89 % by the liabilities to the state budget.

Sales proceeds during the accounting period was 56,377,181.00 thousand rubles that is by **16,17%** more against 2003. The gain of the proceeds has been achieved because of the grows of passenger and cargo traffic volumes.

The costs of primary types of operations have gone up by **16.87%** or by 6,712,606 thousand rubles.

The aforesaid changes of the amounts of proceeds resulted in the increase of gross profit of the accounting period by 1,137,157.00 thousand rubles.

Contrastive analysis of proceeds, costs and the achieved results of the activities is shown in the table below:

(thousand rubles)

	2003	2004	Result
PROCEEDS:			
Revenue	48 527 418.00	56 377 181.00	7 849 763.00
Interest receivable	224 515.00	69 915.00	- 154 600.00
Income from participation in other enterprises	201 464.00	131 204.00	- 70 260.00
Other trading income	924 654.00	1 195 619.00	270 965.00
Non-sales income	7 085 761.00	7 378 271.00	292 510.00
Extraordinary income	193 130.00	1 073.00	- 192 057.00
Total:	**57 156 942.00**	**65 153 263.00**	**7 996 321.00**
COSTS			
Field costs	39 783 011.00	46 495 617.00	6 712 606.00
Commercial costs	3 515 563.00	3 404 826.00	-110 737.00
Administrative costs	1 926 914.00	2 162 703.00	235 789.00
Interest payable	149 748.00	81 651.00	- 68 097.00
Operational costs	1 608 323.00	1 622 199.00	13 876.00
Non-sales costs	4 644 997.00	3 119 430.00	- 1 525 567.00
Extraordinary costs	31 599.00	354.00	- 31 245.00
Total:	**51 660 155.00**	**56 886 780.00**	**5 226 625.00**
Result	**5 496 787.00**	**8 266 483.00**	**2 769 696.00**
Gross profit	8 744 407.00	**9 881 564.00**	**1 137 157.00**
Commercial and administrative expenses, total	5 442 477.00	5 567 529.00	125 052.00
Sales proceeds	**3 301 930.00**	**4 314 035.00**	**1 012 105.00**
Profit before tax	**5 496 787.00**	**8 266 483.00**	**2 769 696.00**
Net profit	**3 978 006.00**	**6 330 143.00**	**2 352 137.00**

It is observed during the accounting period:

- decrease of commercial costs by 110,737.00 thousand rubles;
- increase of administrative expenses by 235,789.00 thousand rubles.

Main items of expenses affecting the grows of costs of the primary activities including commercial and administrative expenses in 2004 are:

- salaries and wages costs and allocations for social needs increased by 811.5 million rubles or by 14.7%;
- costs of avia F&L increased by 4,271.8 million rubles or by 45.8%;

- aircraft and aircraft engines maintenance costs increased by 57.8 million rubles or by 3.9 %;
- airport aircraft maintenance cost increased by 158.5 million rubles or by 9.5%;
- passenger's food costs increased by 9.7 million rubles or 0.7%;
- disposable and nonexpendable in-flight dinnerware increased by 30.1 million rubles or by 27.6%;
- costs of commercial service and passenger service in irregular situations increased by 400.0 thousand rubles or by 21.0%;
- landing and take-off costs increased by 211.8 million rubles or by 18.7%;
- air navigation costs increased by 435.9 million rubles or by 19.4%;
- security charges increased by 95.5 million rubles or by 23.7%;
- cargo and mail handling costs and costs of truck delivery increased by 191.2 million rubles or by 30.4%;
- allocations for aircraft and aircraft engines overhaul increased by 143.5 million rubles or by 19.4%;
- aircraft and aircraft engines leasing coast increased by 333.6 million rubles or by 770.4%;
- crew hotel accommodation and per diem allowance increased by 34.2 million rubles or by 6.1%;
- costs of SITA system service increased by 10.8 million rubles or by 3.1%;
- costs for other reservation systems increased by 58.3 million rubles or by 13.7%;
- consulting and information services costs increased by 98.6 million rubles or by 182.3%;
- advertising, souvenir and printing products costs increased by 131.8 million rubles or by 52.4 %.

Main items of operational costs, including commercial and administrative costs, which showed a reduction in 2004 are:

- costs of aircraft and aircraft engines overhaul went down by 28.1 million rubles or by 1.2%;
- costs of spare part workshop repairs went down by 212.3 million rubles or by 17.4%;
- expenses for leasing went down by 470.7 million rubles or by 9.4%;
- payments for property insurance and aircraft insurance went down by 204.4 million rubles or by 25.7%;
- expenses for voluntary medical insurance went down by 18.7 million rubles or by 14.8%;
- expenses for support and maintenance of software went down by 21.5 million rubles or by 13.5%;
- costs for communication services went down by 8.8 million rubles or by 5.3%;
- agents' fees went down by 250.4 million rubles or by 7.8%.

The Auditing Commission notes a considerable leading growth of non-sales returns over the non-sales expenses that has improved the result by 4,258,841 thousand rubles. It is necessary to point out in the structure of non-sales income that it was gained by 56.8% due to funds received under compensation agreements.

In general, the increase of transportation sales revenue and the leading growth of income against the costs of secondary types of activities allowed to gain net profit during the accounting period in the amount of **6,330,143.00** thousand rubles that exceeds the results of previous year by 2,352,137.00 thousand rubles.

I the course of reviewing quarterly activity results of JSC "Aeroflot" during 2004 the Auditing Commission has noted positive changes in the structure of the balance, namely: increase of balance value, increase of month average revenue and profit, improvement of the, shorter time of feasible repayment of liabilities to creditors, the Company's growing financial independence that is evidenced by the increased ratio of own means in the current assets and already noticeable growth of profitability of current capital and sales profitability.

Below main indications of financial and business activity are given.

№	Indication	01.01.2004	31.12.2004	Variance
1.	Charter capital (charter, additional, reserve) (billion rubles)	5	4,8	- 0,2
1.1.	Own capital adjusted for past years profit and loss (billion rubles)	11,1	16,3	5,2
1.2.	Own capital share in the current assets (%)	31,3	53	21,7
2.	Balance value (billion rubles)	20,3	24,3	4
3.	Profit (billion rubles)	3,9	6,3	2,4
4.	Month average revenue (billion rubles)	4	4,7	0,7
5.	Value of net assets (billion rubles)	11,1	16,3	5,2
6.	Secured current assets (months)	3,3	3,6	0,3
7.	Factor of current liabilities coverage by current assets (times)	1,5	2,2	0,7
8.	General solvency level (months)	2,3	1,6	0,7
9.	Current liabilities solvency level (months)	2,2	1,7	0,5
10.	Profitability of circulating capital (%)	29,6	37,4	7,8
11.	Sales profitability (%)	6,8	7,6	0,8

In the course of the audit the Auditing Commission took into account the fact of completion of statutory audit that confirmed the reliability of the Company accounting statements for 2004 by the statutory auditor – auditing firm "Vneshaudit".

After the review of the results of Company activities in 2004 the Auditing Commission expresses an opinion that the statements are true in all material respects in general and contain no material grounds for denial of validation of the data contained in the accounting balance sheet and profit and loss account of JSC "Aeroflot – Russian Airlines" as at December 31, 2004.

The Auditing Commission has audited the utilization in 2004 of money means being received by the Company from foreign airlines as compensation for lost commercial profit due to their flight by Trans-Siberian, Trans-Polar and Trans-Asian air routes.

In the course of the audit the Commission has established that:

- the basis for incoming payments being received by the JSC "Aeroflot" a a compensation for lost commercial profit from foreign airlines flying on Trans-Siberian, Trans-Polar and Trans-Asian air routes was bilateral agreements;

- the right to conclude the like agreements was granted to JSC "Aeroflot" by the Russian Federation Government's Regulation of July 28, 1992 № 527 "On measures for organization of international air communications of the Russian Federation" that provides for the delegation of powers to conclude intergovernmental agreements on airspace between the Russian Federation and foreign states and between Production-commercial Association "Aeroflot – Soviet Airlines" to JSC "Aeroflot – Russian International Airlines", and by the Order of the Federal Aviation Service of Russia of September 9, 1996 under which JSC "Aeroflot" is appointed as sole authorized Russian aircarrier responsible for concluding agreements with foreign airlines for utilization of air routes of special statues;

- money earnings from compensation agreements are transferred by JSC "Aeroflot" to cover needs of enterprises and establishments of civil aviation, the grounds of the transfer being written orders of the Federal Air Transport Agency issued under the provisions of the Agreement concluded between JSC "Aeroflot" and the Federal Air Transport Agency.

- JSC "Aerfolot" effects transfers of funds in accordance with written orders of the Federal Air Transport Agency.

- the main beneficiaries of the funds are:

- enterprises of the state corporation for management of air traffic;
- the State Customs Committee "Russia";
- Central Clinic Hospital of Civil; Aviation;
- Airlines;
- Airports;
- Training centers of civil aviation;
- Others.

In Auditing Commission's opinion the existing scheme of disposal of funds gained by JSC "Aeroflot" under compensation agreements requires extra legal expertise. With a view to ensure transparency and purposeful disposal of the said funds to cover civil aviation needs and taking into account that 51% of JSC "Aeroflot" belongs to the State, the Auditing Commission deems it practicable to recommend to the Board of Directors to further strengthen the supervision over the inflow and disposal of the funds in question.

According the work plan the Auditing Commission has analyzed the terms of 3 major agreements with Firm Sabre under which in March, 2005 JSC "Aeroflot" transferred to a new reservation system and performed the migration of its main information data bases from the system of passenger reservation Gabriel to the system Sabre.

The analysis resulted in the conclusion that the agreements concluded with Sabre does not fully take into account JSC "Aeroflot"'s interests.

In this regard the Auditing Commission deems it practicable to recommend to the Board of Directors to carry out an evaluation of the economic effectiveness of the introduction of the new Sabre system in JSC "Aeroflot" by the results of the second quarter of 2005.

Chairman of the Auditing Commission — T.V.Gorbatchic

Members of the Auditing Commission — Z.N.Dunaikina

A.E. Tarasov

Yu.V. Tolmachev

A.N. Khvostunkov